Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**



Lima, February 21st, 2005

05006089

SUPPL

RECEIVED
2005 FEB 25 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref.- Ferreyros'General Stockholder's Meeting – March 22nd, 2005

Hereby we inform you that our Board of Directors in its session held on Friday 18th,2005 approved to perform our next General Stockholder's Meeting, on March 22th, 2005. If the required quorum is not obtained, the second meeting will be held on Monday, March 28th,2005 at the same hour and place.

The agenda for General Stockholders' meeting will be as follows:

1.- Review and approval of 2004 financial statements and annual report.
2.- Profits distribution.
3.- Capital increase by capitalization of capital reexpresion, free disposition profits and partial capitalization of reevaluation excess.
4.- Amendment to Article 5 of the Statute, referred to the capital stock.
5.- Amendment to Articles 24, 31, 33 and 40 of the Statute, in order to adequate them to Corporate Governance Principles.
6.- Election of Board of Directors for 2005-2008 term.
7.- Appointment of External Auditors.
8.- Transfer of part of Motorindustria's S.A's equity to Ferreyros S.A.A and approval of "Proyecto de Escisión".

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

3/1



Find enclosed copies of the Annual Audited Financial Statements and the Annual Report which will be subject to the meeting approval. This same information is at the shareholders disposal in our office.

Those who are holders of shares registred in the company's shareholders registry or in CAVALI registry at least 10 days prior to the meeting, will have the right to attend the meeting.

The power of attorney to represent the shares should register in the company's office (second floor) no later than 24 hours before the meeting.

Faithfully yours,



Mariela García de Fabbri
Deputy General Manager

MEMORIA 2004

INTRODUCCION

En el 2004 la compañía continuó su tendencia creciente en ventas y utilidades. Por tercer año consecutivo las ventas superaron los 230 millones de US dólares y si se incluye las ventas de la filial Orvisa la cifra alcanzada fue de US$ 250 millones. Las utilidades fueron superiores en 29% a las logradas en el ejercicio 2003. Los indicadores financieros muestran un alto nivel de consolidación de la situación de la empresa que continuó reduciendo pasivos mientras incrementaba el patrimonio. Y si bien la competencia demostró una gran agresividad comercial, la posición de liderazgo de la empresa en la mayoría de los mercados en que actúa fue fortalecida.

El entorno económico tuvo un comportamiento muy favorable. El periodo se caracterizó por el crecimiento de la economía a tasas importantes y sobre todo por el alto nivel alcanzado por los precios de las materias primas, principalmente minerales, lo que se tradujo en el mantenimiento de una demanda sostenida.

En este contexto, la minería, tanto de tajo abierto como subterránea, fue una vez más el sector económico de mayor importancia para la empresa no sólo por su demanda de bienes y servicios, sino por ser la causa indirecta de las ventas a un importante grupo de clientes del sector construcción que actualmente vienen dando servicio a la minería.

Los demás sectores en los que opera la empresa mostraron variada actividad. Las inversiones públicas en carreteras y obras civiles mostraron una ligera recuperación en relación a la tendencia de años anteriores. La pesca industrial alcanzó importantes niveles de captura, lo cual aunado a los cambios ocurridos en diferentes empresas del sector, ayudó a mejorar la situación financiera del mismo y con ello, continuar con el proceso de repotenciamiento de la flota. La agricultura de exportación, distanciándose cada vez más de la tradicional, mostró gran dinamismo lo que vino acompañado por una demanda creciente de maquinaria y equipos. Y el sector energético continuó creciendo sobretodo en zonas en donde se encuentran ubicados los grandes proyectos.

En general, las ventas del ejercicio fueron una combinación de ventas de unidades nuevas a nuestros tradicionales clientes mineros y de construcción, de un considerable número de máquinas usadas y de un alto volumen de repuestos y servicio. A diferencia de lo que ha venido ocurriendo en los últimos años, no hubo en este ejercicio un gran proyecto de envergadura que permitiera alcanzar cifras importantes en una sola transacción. Es por tanto satisfactorio constatar que aún ante la ausencia de grandes proyectos, la empresa puede lograr niveles apropiados de ventas si mantiene la lealtad de sus clientes para la compra de repuestos y servicio y para la venta de máquinas individualmente consideradas.

En este contexto se explica mejor la estrategia desarrollada por la empresa en el ejercicio y que estuvo orientada en primer lugar a incrementar sus niveles de eficiencia para servir mejor a sus clientes mineros. A pesar de que en el 2004 los precios internacionales de los minerales alcanzaron cifras altas, se acentuó la tendencia de las grandes empresas mineras para obtener reducción en sus costos e incremento de la eficiencia de sus operaciones, con el consiguiente traslado de presiones sobre los proveedores de bienes y servicios que

intervienen en sus actividades productivas. En los casos en que la empresa provee servicios por contrato, ha debido asumir la administración de ciertos riesgos transferidos por el cliente. Por otra parte, ha debido potenciar su estructura técnica con la contratación de un importante número de profesionales internacionales y adecuar toda su estructura de soporte a la operación minera. Paralelamente continuó con su proceso de mejoramiento continuo, utilizando sobretodo la metodología Six Sigma y reestructuró la organización de sus talleres para facilitar la integración de los procesos.

El otro elemento de la estrategia se dirigió a mantener e incrementar la competitividad en las áreas comerciales. Sostener el liderazgo en el mercado obliga a buscar permanentemente formas de seguir mejorando en la atención y el servicio al cliente, sin descuidar la calidad de los equipos. En ese sentido la empresa ha podido mantener su posición privilegiada ante la agresiva presencia de la competencia, e incluso incrementarla en negocios en que no tuvo una presencia tradicionalmente como el de la maquinaria de minería subterránea en el que se ha posicionado como líder en el mercado con una participación de mercado de 46%.

LOS OBJETIVOS

Con motivo de la aprobación del Plan Anual de Negocios de la empresa a inicios del ejercicio se planteó como gran objetivo estratégico "alcanzar los niveles de rentabilidad que legítimamente corresponde al accionista, con volúmenes de venta superiores a los de los años previos, manteniendo el liderazgo en los mercados en que actuamos, proporcionando mayor satisfacción a nuestros clientes y desarrollando a nuestro personal en un clima organizacional apropiado".

Al cumplimiento de este gran objetivo se encaminaron todas las acciones de la empresa habiéndose adoptado el uso de modernas herramientas de gerencia para facilitar su logro.

La primera preocupación ha sido la de incrementar los niveles de rentabilidad, para lo cual se continuó tomando las acciones de saneamiento y fortalecimiento financiero que han venido dando muy buenos resultados en los últimos años. Tal como se ha señalado, el ejercicio terminó mostrando un nivel de utilidades después de impuestos superior en veintenuevo por ciento a las del año anterior.
Sin embargo, esta manera de medir la rentabilidad no refleja necesariamente cuán apropiado es el uso de los activos o recursos de los accionistas, por lo que se ha creído necesario introducir el concepto de valor agregado para una mejor medición de la rentabilidad del accionista. Esto a la vez, permite reforzar en todos los niveles de la empresa la noción de rentabilidad, a fin de que cada unidad de negocios tome sus decisiones buscando incrementar el retorno sobre el capital invertido.

Por estas consideraciones se ha adoptado la metodología financiera denominada EVA por sus siglas en inglés (Economic Value Added), que permite determinar en qué medida la utilidad generada por cada unidad de negocios es superior al costo del capital incluyendo el del accionista, a través de evaluaciones periódicas de la utilidad operativa y a la vez, de los recursos financieros invertidos en los activos utilizados. Los primeros resultados de aplicar esta metodología han sido muy positivos y se espera continuar mejorando la toma de decisiones en busca de mayor rentabilidad.

El segundo elemento del objetivo era incrementar el volumen de ventas cuidando la satisfacción de los clientes. Al cierre del ejercicio las ventas fueron superiores en 14%

respecto al año anterior, manteniéndose e incrementándose en algunos casos el liderazgo en el mercado. Para garantizar la continuidad en este esfuerzo, mejorando la eficiencia en ventas e incrementando la satisfacción de nuestros clientes, se ha adoptado la metodología CRM (Administración de Relaciones con Clientes) que permite un manejo integral y muy eficiente de estas relaciones que debe traducirse en mayores ventas.

El tercer elemento del objetivo estratégico era el de desarrollar al personal dentro de un clima organizacional apropiado. A estos efectos se ha iniciado, entre otros, un Programa de Administración de Desempeño que permitirá crear una línea de visión para concentrar a los empleados en actividades que ayuden a la empresa a cumplir sus objetivos. Se establecerán líneas de carrera para cada empleado propiciando un clima que mantenga altos niveles de motivación, de desempeño y de crecimiento tanto personal como profesional, lo que permitirá fortalecer la cultura organizacional.

La utilización de estas tres herramientas de gestión se suma al uso generalizado en la empresa de la metodología Six Sigma, para la mejora continua de los procesos. El beneficio financiero neto de los 19 proyectos evaluados durante el ejercicio, bordea el millón de dólares. El número de proyectos considerando los concluidos, los que están en implementación y los nuevos es de 63.

GESTION COMERCIAL

En el ejercicio 2004, la línea Caterpillar representó 92% del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios. Los productos de la línea CAT, han continuado mostrando altos porcentajes de participación de mercado lo que ha motivado que a inicios del año, la empresa comercializadora de Caterpillar para América Latina haya entregado una distinción a la empresa.

En general en el rubro de maquinaria de movimiento de tierras la empresa alcanzó una participación de mercado del 58 % en unidades, de acuerdo a estadísticas de aduanas. En el mercado de construcción, se notó una demanda importante de máquinas usadas para clientes vinculados principalmente a la gran minería.

En adición a la alta presencia de camiones y maquinaria de movimiento de tierra en la gran minería donde Caterpillar sigue gozando de una posición privilegiada, se continuó introduciendo con gran éxito la maquinaria para minería subterránea, línea en la que Caterpillar ha ingresado hace poco mediante la adquisición de la fábrica y la marca Elphinstone de Australia. El producto ha tenido una gran acogida y ha permitido a la empresa posicionarse como uno de los grandes proveedores en este mercado, alcanzando el 46% de participación en el 2004. Dado el significativo volumen de importaciones de estas máquinas, la representación diplomática de Australia en el Perú ha otorgado la distinción Didgeridoo Award a la empresa por su importante contribución al comercio con ese país.

Como complemento de la línea para minería la empresa ha venido comercializando durante varios años las perforadoras Ingersoll Rand. En el transcurso del ejercicio, esta línea fue adquirida a nivel mundial por la empresa Atlas Copco creándose la unidad Atlas Copco Drilling Solutions. Ferreyros SAA tuvo la satisfacción de ser ratificado como distribuidor de esta marca para el Perú. Su presencia en el mercado en los últimos años representa aproximadamente el 85 %.

Una línea que tuvo muy buen desempeño en el ejercicio ha sido la de maquinaria usada. Aprovechando un giro en las tendencias del mercado en el cual pequeños y medianos contratistas requieren máquinas para atender contratos de mediano plazo, la empresa ha continuado creciendo en este sector proyectándose internacionalmente no sólo para el abastecimiento sino, incluso, para realizar transacciones en el exterior. La demanda de este tipo de máquinas
ha generado una interesante cartera de clientes.

En el área de motores la empresa mantuvo una participación de mercado de 50% tanto en el rubro de uso marino como el de generación de energía. En el negocio de pesca industrial se captó una importante parte del mercado de repotenciamiento de embarcaciones y se mantuvo una activa presencia en la provisión de motores para embarcaciones de pesca artesanal. En el campo de la energía se continuó atendiendo los mercados mineros y petroleros principalmente, donde se colocó numerosas unidades móviles encapsuladas, que tienen la posibilidad de ser trasladadas sobre sus propias plataformas e interconectarse con la red pública o con la red privada del usuario a bajos costos de instalación. Por otra parte durante el año 2004 se instaló el primer grupo electrógeno a gas Caterpillar de nueva generación en el City Gate de Lima con una potencia de 500 KW.

La necesidad de servir y mantener los grandes camiones mineros, las máquinas y los equipos que anualmente comercializa la empresa, ha continuado generando un importante incremento de ventas en repuestos y servicios bajo diferentes modalidades que incluyen contratos integrales. Las estadísticas muestran que la tasa de crecimiento de estas ventas en los últimos años guarda relación con el incremento de ventas en máquinas y equipos producida en años anteriores mostrando una tendencia sana en este negocio.

El importante volumen alcanzado en ventas de repuestos, se explica en gran parte por las reparaciones en el Centro de Reparación de Componentes (CRC) que atiende programas establecidos con las compañía mineras. En total, se reparó más de 987 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc.

El CRC logró por cuarto año consecutivo la re-certificación "World Class" que
otorga Caterpillar luego de una auditoría de calidad a los procesos de reparación.

A fin de llegar mejor a los clientes no mineros se promovió la suscripción de Contratos de Apoyo al Cliente (CSA) que hasta la fecha dan protección a más de cien unidades CAT. Permiten mejorar la disponibilidad de equipos, reducir los costos por mantenimiento al disminuir emergencias, incrementar la fidelidad del cliente y mejorar la participación de mercado.

Para poder cumplir con las exigencias de calidad en el servicio que ofrece a sus clientes, la empresa continuó con su programa de inversión en el equipamiento de talleres que incluyó este año, la construcción de un nuevo laboratorio de análisis de aceite y la adquisición de modernos equipos para incrementar tanto la velocidad como la calidad de las interpretaciones. Paralelamente se estableció en forma integral el uso del código de barras para facilitar y hacer más expeditivo el manejo de los repuestos en el almacén del Centro de Distribución de Lima, debiéndose incorporar gradualmente su uso a otras localidades. Por otra parte, las mejoras alcanzadas en el control de inventarios de repuestos, ha merecido el reconocimiento de Caterpillar. El inventario de repuestos con el que cuenta la empresa ha

permitido que el 93% de los requerimientos de los clientes sean atendidos desde dicho inventario de manera immediata, y el 7% restante se atienda en 3 a 15 días.

Asimismo, debe mencionarse el importante esfuerzo que ha desarrollado la empresa en materia de entrenamiento. En primer lugar, en el año 2004 se incorporó al personal de FERREYROS a 19 egresados del programa Think Big, promovido por FERREYROS y Caterpillar, el cual en colaboración con Tecsup, provee entrenamiento formal durante dos años a técnicos jóvenes. En segundo lugar, y para poder cumplir con los compromisos presentes y futuros en el servicio de las unidades Caterpillar, la empresa condujo varios programas de entrenamiento de personal especializado. Para la mejor ejecución de dichos programas la empresa ha iniciado la construcción de un Centro de Adquisición de Competencias y Habilidades que permitirá contar con infraestructura permanente para llevar a cabo el entrenamiento requerido. Finalmente, se mantuvo un programa de inversión en equipamiento de talleres y en material de entrenamiento para personal especializado.

En lo que respecta al negocio de la línea agrícola, las ventas crecieron en 23.50% respecto al año anterior a pesar de que las inundaciones y heladas en Puno y la sequía en el norte conspiraron contra el normal desenvolvimiento de la campaña agrícola, determinando la reducción de las siembras y producción. Esto fue compensado por una fuerte migración de los agricultores de arroz a la Selva Central y por el continuo auge del sector agro-exportador, lo que permitió el importante crecimiento señalado. El esfuerzo comercial realizado, en un contexto de mayor actividad de la competencia, se sustentó en un programa de actividades apoyado por las principales fábricas que representamos. Técnicos y especialistas de los tractores y cosechadoras Massey Ferguson, los molinos Zaccaria, los implementos Tatu, Jacto, Fiansa y Nogueira, los silos y secadoras Comil, participaron activamente en días de campo, foros y charlas técnicas y seminarios dirigidos a gremios de agricultores y principalmente a agro-exportadores que nos han favorecido con su preferencia. Las ventas de tractores y cosechadoras Massey Ferguson mantuvieron el liderazgo en el mercado con 61% y 35%, respectivamente.

En lo concerniente al negocio automotriz las ventas de camiones en el país crecieron en forma significativa con relación al 2003, en un mercado que se ha recuperado a los niveles registrados en 1997 debido a la renovación de unidades por las empresas de transporte formales dueñas de flotas y al hecho de que la importación de camiones usados se mantiene suspendida.
A pesar de ello, continuó la crisis del sector transporte terrestre de carga debido al exceso de unidades y a la informalidad existente, manteniéndose las bajas tarifas por fletes, salvo en las empresas grandes y formales que cuentan con fletes asegurados. La empresa participa con la marca Kenworth en la categoría B5 que reúne a camiones de más de 16 toneladas de peso bruto habiendo alcanzado un nivel de ventas superior en 16.60% con relación al año 2003.

En el otro gran mercado, el de camiones volquetes para la construcción, razón principal de nuestra presencia en este negocio, no se ha alcanzado los niveles de venta previstos, en parte por la ausencia de grandes obras públicas y por limitaciones en nuestra oferta de productos. La empresa se encuentra revisando su estrategia en este segmento a la vez que ha iniciado un proceso de reestructuración del negocio para continuar la reducción de costos e incrementar las ventas.

La venta de repuestos para camiones americanos tuvo un buen desempeño alcanzándose una participación de mercado cercana al 37%. Para incrementar las ventas, se incursionó en la comercialización de repuestos alternativos de menor costo y se inició la importación de repuestos para camiones de marcas europeas, lo que se reflejará en el 2005.

Las sucursales de la empresa localizadas en 13 ciudades del país continuaron contribuyendo en forma importante a apoyar las ventas de las diferentes líneas en casi todo el territorio nacional garantizando una cobertura que pocas empresas en nuestro negocio pueden mostrar. Un volumen importante de las ventas de máquinas y equipos usados, de maquinaria agrícola y de repuestos de las diferentes marcas estuvieron a cargo de las sucursales. Por otra parte los talleres extendidos por todo el país constituyen un valioso soporte a las ventas de maquinaria. Las sucursales de mayor actividad fueron las vinculadas al sector minero como Cajamarca, Arequipa, Trujillo, Huaraz y Huancayo, destacando Piura por su atención al sector petróleo.

En el campo de la promoción comercial, la empresa concentró sus recursos presupuestados para promoción y marketing en diversos programas de entrenamiento, asistencia a ferias y auspicio de eventos especializados a efectos de llegar en forma directa a sus clientes. Entre estos debe señalarse la participación de un número importante de clientes en la feria mundial Minexpo en la que Caterpillar tuvo una presencia muy destacada. En el plano nacional se realizó un intenso programa con clientes, considerando cursos, demostraciones, seminarios y asistencia a ferias

GESTION FINANCIERA

Al igual que en los años anteriores, un factor importante en el incremento de la rentabilidad mostrada ha sido la reducción de determinados gastos no operativos, específicamente los gastos financieros. Estos mostraron una disminución de S/. 5.1 millones, gracias a un menor nivel de endeudamiento. De este modo se ha continuado la tendencia mostrada desde el año 2000, a partir del cual se ha venido reducido los gastos financieros de $19.6 millones, a $16.5 millones en el 2001, a $12.1 millones en el 2002, a $ 9.1 millones en el 2003 y a $ 8.5 millones en el 2004.

El incremento en las tasas de interés no impactó fuertemente los resultados de la empresa, por la reducción en los pasivos y en menor medida por la existencia de operaciones de mediano plazo con tasas de interés que fueron fijadas en escenarios de tasas bajas.

Los pasivos de la empresa se redujeron de $ 158 millones a fines del 2003 a $ 136 millones a diciembre del 2004. A esta reducción habría que agregar otros $5 millones en bonos de titulización que fueron pagados a lo largo del año. Así a fines del 2004 solo existen bonos de titulización originados por Ferreyros por $4 millones, los cuales serán cancelados en septiembre del 2005. Al cierre de año el ratio de endeudamiento fue de 1.53 a 1, cumpliéndose el objetivo de mantenerlo en niveles inferiores a 2. Para el año 2005 los planes de inversión en talleres, sistemas e inventario de componentes de protección para la flota minera pueden elevar ligeramente este indicador.

Un primer elemento de la estrategia financiera fue aumentar la participación del mercado de capitales como fuente de recursos, para lo cual se realizó emisiones dentro de un nuevo programa registrado. Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de Ferreyros SAA, en el mes de julio se colocó la Serie A de la

Primera Emisión del Programa y en el mes de Noviembre, la serie B de la misma emisión, cada una por $7.5 millones. Ambas series fueron emitidas a un plazo de 3 años con pago del capital al término de dicho plazo. Las tasas obtenidas en cada emisión fueron de 6.4375% y 6% respectivamente. De esta manera la empresa ha logrado fijar la tasa de interés para una parte importante de su deuda a niveles previsiblemente menores de lo que ofrecerán los mercados en los años siguientes. Como consecuencia de estas colocaciones, la empresa cerró con un monto vigente de emisiones de bonos de $45 millones, cuando el monto más alto registrado en años anteriores había sido de $30 millones. La empresa no realizó emisiones de papeles comerciales, a pesar de tener un programa registrado, pues sus necesidades de corto plazo fueron cubiertas principalmente por proveedores y por líneas bancarias.

El segundo elemento de la estrategia de obtención de recursos, fue mantener un nivel de endeudamiento importante con Caterpillar y con su brazo financiero Caterpillar Financial Services bajo la modalidad de financiamiento a 6 meses del inventario y con operaciones de financiamiento a mediano plazo, respectivamente.

En adición a lo anterior, la empresa siguió contando con el soporte del sistema financiero local que aumentó las líneas de crédito otorgadas a la compañía en modalidades diversas como financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

Por otro lado, la empresa continuó reduciendo el nivel de los activos a lo largo del año, por un monto de $ 16.5 millones. Tuvo gran éxito en colocar en el mercado unidades usadas que provenían tanto de su flota de alquiler como de operaciones de crédito y logró mayor eficiencia en el manejo del inventario de repuestos cuya rotación se mantuvo en 4.1. Por su parte, las cuentas por cobrar mostraron un ligero incremento ya que el nuevo portafolio generado por financiamientos de mediano plazo se mantuvo en la empresa y no fue titulizado.

Dado que el mercado demanda financiamiento directo del proveedor para la compra de maquinaria y equipos a mediano plazo, la empresa continuó ofreciendo créditos a plazos no mayores a 3 años. Para la venta de repuestos, servicios y alquileres la empresa otorga a sus clientes créditos a plazos entre 30 y 60 días.

En ambos casos se logró una mejora significativa en lo que respecta a la morosidad de la cuenta por cobrar así como a la rotación de la cobranza del portafolio.

En cuanto a la morosidad de la cartera se logró un índice de morosidad de 3% mayor a 30 días y de 1% mayor a 90 días, siendo la rotación de cuentas por cobrar promedio de 47 días.

Se financió un 25% de las ventas de stock de maquinaria y equipos, debido fundamentalmente a la obtención de fuentes alternativas de financiamiento tanto con entidades financieras como con Caterpillar Financial, como a la compra al contado por parte de los clientes, sobre todo aquellos dentro del mercado de la Gran Minería.

Las provisiones para malas deudas efectuadas por la empresa durante el año 2004 ascendieron a US $ 4.2mm, con lo cual se alcanzó una cobertura total de las cuentas por cobrar que están dentro de procedimientos concursales en Indecopi.

El fortalecimiento en la estructura financiera de la empresa y el mantenimiento de sus niveles de rentabilidad generaron una mejora en el precio de la acción de FERREYROS, el cual pasó de un precio promedio de S/. 1.03 en enero a S/. 1.53 en diciembre.

EMPRESAS FILIALES

En el transcurso del ejercicio, las empresas filiales tuvieron un desempeño positivo complementando las operaciones de la empresa matriz y utilizando en muchos casos las sinergias generadas. Las seis filiales alcanzaron un total de ventas de 144.2 millones de soles y contribuyeron a las utilidades de la empresa con la suma de 10.6 millones de soles.

ORVISA, con 31 años de actividad, ha mantenido el liderazgo como la primera empresa comercializadora de bienes de capital en la Amazonía Peruana teniendo su sede en Iquitos. Atiende a los mercados forestal, petróleo, agrícola, transporte fluvial y minero principalmente. En el 2004 se generó una facturación de US $ 17 millones lo que en gran parte se debió al logro de ventas importantes al sector petróleo, a la reactivación de la actividad agrícola en el Dpto. de San Martín y al impulso de proyectos derivados de las nuevas líneas para el Sector madera. Para desarrollar proyectos de mantenimiento en el mercado petrolero creó la filial Orvisa Servicios Técnicos SAC.

UNIMAQ, cuya actividad económica es la comercialización de equipos livianos para minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller y campo, generó ingresos por S/36.9 millones y una utilidad neta de S/1.2 millones en el ejercicio.

FIANSA, con sede central en Trujillo, se ha convertido en una maestranza metalmecánica complementando las operaciones que realiza Ferreyros SAA. En el 2004, a pesar de las dificultades del sector, continuó expandiendo sus operaciones mediante trabajos en el mercado de construcción y en la gran minería. Concluyó el año con un nivel de ventas de S/. 15,1 millones sin haber logrado utilidades a raíz de un proyecto que generó mayores gastos que los previstos.

MOTORINDUSTRIA se dedica a la recuperación de piezas para los talleres de Ferreyros, mediante procesos de metalizado y mecanizado, así como a la reparación de componentes hidráulicos y a la atención de servicios de campo para los clientes de la gran minería. Alcanzó un nivel de ventas de S/. 27.4 millones de soles lo que significó un incremento de 19% respecto a los resultados del ejercicio anterior con un marcado crecimiento de 48% en el negocio de reparaciones hidráulicas a través de la modalidad de venta a tarifa fija. En el 2004 obtuvo una utilidad neta de S/. 3.6 millones.

DEPOSITOS EFE, que es una empresa dedicada a la prestación de servicios de almacenaje simple y de depósito aduanero autorizado, continuó expandiendo su base de clientes para diversificar su mercado, tradicionalmente concentrado en Ferreyros SAA. En el 2004 generó ingresos por S/.1.7 millones y utilidad neta de S/.345 mil.

DOMINGO RODAS SA logró superar en este año y gracias al esfuerzo de sus técnicos, las diferentes crisis que esta industria ha debido soportar como consecuencia de fenómenos naturales.. Es una empresa con sede en Tumbes que se dedica a la producción y exportación

de langostinos y fue creada en la época en que Ferreyros debió incursionar en el negocio exportador para agenciar las divisas requeridas para las importaciones de maquinaria. En el 2004 la empresa retomó sus niveles de producción y exportación y cerró el año con un nivel de ventas netas de S/.7.8 millones y con utilidades netas de S/ 420 mil.

GOBIERNO CORPORATIVO

La empresa ha venido desempeñando un rol muy activo en la promoción de los conceptos de gobierno corporativo. En el año 2002 participó a través de Procapitales en la formulación de un pronunciamiento emitido por la Comisión Nacional de Valores (CONASEV) junto con otras entidades y asociaciones públicas y privadas, sobre la conveniencia de que las empresas adopten principios de gobierno corporativo. En el año 2003 se sumó a un reducido grupo de empresas que respondieron a una invitación de la Bolsa de Valores para remitir información sobre su nivel de adhesión a los mismos, la cual puede encontrarse en la página web de dicha entidad.

El directorio reconoce la importancia de adherirse a esta declaración y considera que la empresa, a lo largo de su vida corporativa ha guiado su actuar a la luz de principios éticos hoy recogidos en el concepto de gobierno corporativo. El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia, así como la presentación transparente y oportuna de información relevante al mercado son prácticas asumidas por la empresa desde mucho tiempo atrás.

Consecuente con estos principios viene adoptando algunas normas complementarias para estar totalmente en línea con la declaración, en el deseo de continuar siendo una empresa reconocida en la comunidad como cabal cumplidora de las normas de buen gobierno corporativo.

En el anexo 1 de la presente memoria se encuentra la evaluación que la empresa ha realizado sobre el grado de cumplimiento de estas normas cumpliendo con lo requerido por la Conasev.

RESPONSABILIDAD SOCIAL

Así como en el caso de los principios de gobierno corporativo, la empresa ha procurado mantener una acción socialmente responsable. En 1997 creó la Fundación Ferreyros, hoy Asociación Ferreyros, que continuó durante el ejercicio 2004 desarrollando las actividades de naturaleza educativa iniciadas en el año 1998 y orientadas preferentemente a los jóvenes universitarios próximos a concluir sus estudios profesionales.

Dos son los campos dentro de los que ejecuta sus actividades.
En primer lugar auspicia la Conferencia Anual de Estudiantes que convoca el Instituto Peruano de Administración de Empresas - IPAE. En la 10a versión de esta conferencia realizada en el 2004 se reunieron aproximadamente 500 jóvenes provenientes de la mayoría de las universidades para reflexionar y discutir sobre los principales problemas que afectan al país y sus posibles soluciones. La Asociación tuvo a su cargo la organización y dirección de los veinte grupos de trabajo.

El otro campo de acción consiste en el dictado de talleres dirigidos también a estudiantes universitarios a través de los cuales se promueve la reflexión, mediante una metodología interactiva, sobre el rol del profesional en la sociedad.
Durante el año 2004 se efectuaron 33 talleres con una asistencia cercana a los 1000 jóvenes, procedentes de 25 universidades de 12 ciudades. Para el año 2005 la Asociación se propone aumentar a 60 el número de talleres.

En el curso del año 2004 la Asociación ha establecido su página web con la finalidad de mantener un vehículo de comunicación entre la Asociación y los participantes en los talleres.

PERSPECTIVAS

Toda la información disponible lleva a la conclusión de que la economía nacional debe crecer a un ritmo de cuatro o cinco por ciento en el año 2005, independientemente de los fenómenos políticos. En este contexto es razonable esperar un buen comportamiento de la empresa que como se ha señalado repetidamente ha venido fortaleciendo su estructura financiera, mejorando su organización, incrementando la eficiencia de sus procesos y acercándose más a su clientela. Su posición de liderazgo, por tanto, debe ser acentuada.

Existen sin embargo serios desafíos. La empresa debe seguir empeñándose para alcanzar su aceptación como dealer de clase mundial para la industria minera. La calidad de sus servicios debe alcanzar la aceptación unánime de sus clientes por la excelencia alcanzada. Los clientes no mineros deben buscarla como la empresa proveedora de soluciones integrales para sus necesidades de maquinaria y equipos. Los trabajadores deben llevar al máximo su identificación con la empresa y sus objetivos, en un contexto de armonioso y motivador clima organizacional. Los accionistas deben recibir un retorno a su inversión acorde con sus expectativas.

Los logros alcanzados permiten mirar con confianza estos desafíos. La trayectoria de la empresa en sus 82 años de existencia es la historia de esfuerzos y de éxitos. Los últimos años evidencian una formidable potencialidad para superar las crisis. La empresa se encuentra en el camino a la excelencia.

Al concluir esta introducción a la memoria del tercer año de su gestión el directorio desea agradecer a los accionistas por la confianza depositada, expresar a los clientes su reconocimiento por haber honrado a la empresa con su preferencia y a los proveedores y al personal, por el apoyo recibido durante su gestión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas. Se incluye la Declaración de Responsabilidad a que obliga dichas normas.

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2004. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Oscar Espinosa Bedoya Director Gerente General	Hugo Sommerkamp Molinari Gerente Central de Control de Gestión y Sistemas

Lima, 18 de febrero del 2005

DENOMINACION Y DOMICILIO

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A. Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima. Su central telefónica es 336 7070 y su número de fax es 336 6713.

CONSTITUCION E INSCRIPCION

La empresa Ferreyros fue constituida por escritura pública del 14 de septiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita. Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima. La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de septiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, doctor Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213 fojas 599 del tomo 410 del Registro Mercantil de Lima.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas. El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

OBJETO SOCIAL Y GIRO DEL NEGOCIO

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones.

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital.

La duración de Ferreyros es indefinida. Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas.

GARANTÍAS, AVALES Y FIANZAS OTORGADOS

Al 31 de diciembre del 2004, la Compañía ha otorgado en hipoteca inmuebles por valor total de US$ 25 millones, prendas sobre unidades de la flota de alquiler por un valor total de US$ 5.1 millones, prendas y warrants sobre inventarios por US$ 2.4 millones, prenda sobre cuentas por cobrar por US$ 0.6 millones y garantía sobre letras en cobranza en un banco por US$ 0.2 millones. La Compañía tiene como política otorgar garantías para operaciones de mediano plazo. Estas garantías han sido otorgadas sólo por operaciones de financiamiento a plazos de 3 hasta 7.5 años. Las prendas sobre inventario, activos de la flota de alquiler y cuentas por cobrar corresponden a operaciones de financiamiento de las mismas unidades. En el caso de las hipotecas, éstas han sido dadas por una operación de financiamiento a 7.5 años.

Por otra parte, la Compañía ha otorgado avales a subsidiarias y terceros por US$5.0 millones y US$4.1 millones, respectivamente, y fianzas bancarias a favor de entidades financieras por US$3.3 millones. El monto total de avales y fianzas otorgados representa el 13.98% de su patrimonio.

RESEÑA HISTORICA

En 1922 nace la empresa Enrique Ferreyros y Cia. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo. En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa. A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales. En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima.

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital. Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte. Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes. Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana. En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria.

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores.

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones.

GRUPO ECONOMICO

Ferreyros S.A.A. es Compañía Matriz del grupo económico Ferreyros S.A.A. y subsidiarias. Al 31 de diciembre del 2004, su participación en el capital social de las subsidiarias es como sigue:

Subsidiaria	Participación
Orvisa S.A.	99.99%
Fiansa S.A.	99.00%
Depósitos Efe S.A.	99.87%
Motorindustria S.A.	99.98%
Domingo Rodas S.A.	100.00%
Unimaq S.A.	99.99%

ORVISA S.A.

Orvisa, constituida en 1973, es una subsidiaria de la Compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú. Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal.

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios.

En el 2004, Orvisa generó ingresos por S/.55.1 millones y una utilidad neta de S/.5.0 millones.

FIANSA S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo. Su actividad económica original fue la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos a la que dedica hoy una parte pequeña de su producción. En los últimos años se ha orientado a la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas.

En el 2004, Fiansa generó ingresos por S/.15.1 millones y una pérdida de S/.0.016 millones.

DEPOSITOS EFE S.A.

Depósitos Efe es una subsidiaria constituida en 1983. Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado.

En el 2004, Depósitos Efe generó ingresos por S/. 1.7 millones y una utilidad neta de S/. 0.35 millones.

MOTORINDUSTRIA S.A.

Motorindustria es una subsidiaria constituida en 1987. Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros. El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria. Su actividad está muy ligada al Centro de Remanufactura de Componentes de Ferreyros.

En el 2004, Motorindustria generó ingresos por S/. 27.4 millones y una utilidad neta de S/. 3.6 millones.

DOMINGO RODAS S.A.

Domingo Rodas S.A. es una subsidiaria constituida en 1979 en la ciudad de Tumbes. Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos.

En el 2004, Domingo Rodas generó ingresos por S/.7.8 millones y una utilidad de S/.0.4 millones. Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión.

UNIMAQ S.A.

Unimaq es una compañía constituida en febrero de 1999. Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicios de taller.

En el 2004, generó ingresos por S/.37.0 millones y una utilidad neta de S/.1.2 millones.

OTRAS INVERSIONES:

La compañía también mantiene una participación accionaria de 13.79% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937, y cuya actividad económica principal es la contratación de seguros generales y de vida.

CAPITAL SOCIAL

Al 31 de diciembre del 2004, el capital social está representado por 218,000,000 de acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales 86.96% pertenece a inversionistas nacionales y 13.04% a inversionistas extranjeros.

Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	%	Nacionalidad
In-Cartadm(AFP Integra)	13.15	Peruana
NV-Cartadm (AFP Unión Vida)	10.87	Peruana
La Positiva Seguros y Reaseguros S.A.	10.16	Peruana
HO-Cartadm (AFP Horizonte)	8.85	Peruana
Horseshoe Bay Limited	6.46	Extranjera
PR-Cartadm (AFP Profuturo)	6.45	Peruana
Corporación Cervesur S.A.A.	5.02	Peruana

La clasificación de las acciones con derecho a voto es la siguiente:

Tenencia	Número de accionistas	Número de acciones	% de Participación
Menor al 1%	745	29,772,459	13.66
Entre 1% - 5%	9	55,334,246	25.38
Entre 5% - 10%	4	58,380,952	26.78
Mayor al 10%	3	74,512,343	34.18
Total	761	218,000,000	100.00

ACTIVIDADES COMERCIALES

ASPECTOS GENERALES

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte. Es la única distribuidora de Caterpillar en el Perú desde 1942.

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson y una línea de camiones pesados Kenworth. La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece. En el año 2004, la línea Caterpillar representó, aproximadamente, el 91.8% de sus ventas.

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos calificados, pues el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio postventa.

PANORAMA GENERAL DE SECTORES ECONOMICOS CLAVES EN EL PERU

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros. Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado.

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento promedio de 21.5% anual. La desaceleración del crecimiento de la actividad económica en los años 1998/ 2001 repercutió negativamente en la importación de bienes de capital. Sin embargo, los niveles de importación de bienes de capital en el 2004 han alcanzado los niveles anteriores al 1998. Dadas las perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las importaciones de bienes de capital debe incrementarse en los próximos años conforme al desenvolvimiento de la economía.

COMPETENCIA

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas, y equipos que son ofrecidos en el país por un gran número de proveedores. Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas.

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, Hyundai y Case.

En motores diesel compite principalmente con Detroit Diesel, Cummins, FG Wilson y Volvo. En motores de combustible pesado, con Wartsila y Man, y en motores a gas, con Wartsila y Waukesha.

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado.

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland.

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco, y en perforadoras de roca para minería nuestra línea Atlas Copco Drilling Solutions compite con Sandvik Drilltech, Reeddrill, P&H y Bucyrus Erie. Los cargadores y camiones de bajo perfil Caterpillar Elphistone compiten con Atlas Copco Wagner y Sandvik Tamrock.

En camiones, la línea Kenworth compite con Volvo, Mercedes Benz y Freightliner, en un mercado donde también participan Scania e International.

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio postventa, la amplia red de sucursales y oficinas y el importante volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados.

FINANZAS

Por tercer año consecutivo la empresa mejoró sus resultados, gracias a la estabilidad en sus volúmenes de venta como a una disminución en determinados gastos no operativos, específicamente los gastos financieros y el resultado positivo por exposición a la inflación. Así al cierre del ejercicio 2004, la utilidad neta fue de S/. 27.5 millones comparada con la utilidad neta del cierre del año anterior de S/. 21.3 millones.

Los gastos financieros lograron una disminución de S/. 5 millones, a pesar de haber sido el año 2004 uno de incrementos en tasas de interés. Desde el mes de mayo las tasas de interés internacionales dejaron los niveles bajos registrados en años anteriores y comenzaron una tendencia alcista que continuó hasta fines de año y se espera continúe a lo largo del 2005. Así la libor a 3 meses y la libor a 6 meses respectivamente pasaron de 1.15% y 1.22% respectivamente a comienzos de enero del 2004 a niveles de 2.56% y 2.78% a fines de diciembre. En este escenario de tasas crecientes, la disminución en los gastos financieros de la empresa se logró gracias a un menor nivel de endeudamiento, llegándose a fines de año a un ratio de endeudamiento de 1.53 a 1. El incremento en las tasas de interés no impactó fuertemente los resultados de la empresa, tanto por la reducción en los pasivos (aproximadamente US$22 millones) y en menor medida por la existencia de operaciones de mediano plazo con tasas de interés fijadas cuando aún no se había dado el incremento de las tasas de interés.

Con el objetivo de que los futuros incrementos en el mercado no impacten fuertemente los resultados de la compañía en los siguientes años, durante el 2004 se realizaron algunas operaciones de financiamiento para fijar la tasa de interés por los próximos 3 años.

La reducción en el gasto financiero es una continuación de la tendencia mostrada desde el año 2000, desde el cual se han reducido los gastos financieros de US$19.6 millones, a US$16.5 millones en el 2001, a US$12.1 millones en el 2002, a US$ 9.1 millones en el 2003 y a US$ 8.1 millones en el 2004 .

Los pasivos de la empresa se redujeron de US$ 158 millones a fines del 2003 a US$ 136 millones a diciembre del 2004. A esta reducción habría que agregar otros US$5 millones en bonos de titulización que fueron pagados a lo largo del año. Así a fines del 2004 solo existen bonos de titulización originados por Ferreyros por US$4 millones, los cuales serán

cancelados en septiembre del 2005. Al cierre de año el ratio de endeudamiento fue de 1.53 a 1, cumpliéndose el objetivo trazado por la gerencia de mantenerlo en niveles menores a 2. Para el año 2005 se tienen algunos planes de inversión en infraestructura, sistemas e inventario de componentes de protección para la flota minera que incrementará ligeramente este indicador.

Fuentes de financiamiento

Un primer elemento de la estrategia financiera fue aumentar la participación del mercado de capitales como fuente de recursos, para lo cual se realizaron emisiones dentro de un nuevo programa registrado. El programa fue registrado en marzo del 2004 por un monto total de US$50 millones según acuerdo de la Junta de accionistas del año 2003. Dentro de este programa se registraron en el mes de abril del 2004 las primeras dos emisiones, cada una por US$15 millones. La primera para emisiones de bonos con plazos de 3 años y la segunda para emisiones a plazos de 4 años. Apoyada en la buena aceptación que el mercado brinda a los instrumentos financieros de Ferreyros, en el mes de julio se colocó la Serie A de la Primera Emisión del Programa y en el mes de noviembre, la serie B de la misma emisión, cada una por US$7.5 millones, con lo cual se agotó la Primera Emisión inscrita. Ambas series fueron a un plazo de 3 años con pago del capital al término de dicho plazo. Las tasas obtenidas en cada emisión fueron de 6.4375% y 6% respectivamente. De esta manera la empresa ha logrado fijar la tasa de interés para una parte importante de su deuda a niveles previsiblemente menores de lo que ofrecerán los mercados en los años siguientes. Como consecuencia de estas colocaciones, la empresa cerró con un monto vigente de emisiones de bonos de US$45 millones, cuando el monto más alto registrado en años anteriores había sido de US$30 millones.

Dentro del programa se registraron en diciembre del 2004, la Tercera y Cuarta Emisión por US$ 35 millones cada una a plazos de 5 y 3 años respectivamente. La tercera emisión contará con un repago a través de amortizaciones trimestrales desde el segundo año, mientras que la cuarta emisión contará con repago del principal a fines de los 3 años. En consecuencia la empresa tiene tres emisiones inscritas para ser usadas en el momento que lo considere conveniente de acuerdo a sus necesidades financieras y de acuerdo a las condiciones que ofrezca el mercado.

La empresa no realizó emisiones de papeles comerciales, a pesar de tener un programa registrado desde fines del 2003, pues sus necesidades de corto plazo fueron cubiertas principalmente con proveedores y con líneas bancarias. Sin embargo a principios del 2005 inscribirá algunas emisiones dentro del programa para poder salir a mercado cuando lo requiera.

Finalmente, en relación a las emisiones de bonos de titulización, la empresa no realizó ninguna nueva emisión y por el contrario canceló un bono de titulización amortizable mensualmente en el primer semestre del año. Al cierre del 2004 solo se tiene vigente un bono de titulización por US$4 millones que vence en septiembre del 2005.

El segundo elemento de la estrategia de obtención de recursos, fue mantener a sus proveedores como importante fuente de financiamiento, destacando el caso de su representada Caterpillar, la que le otorga un plazo de 6 meses para el pago de sus compras de inventario. Adicionalmente, siguió contando con una línea de financiamiento de Caterpillar Financial Services por un monto de US$60 millones que fuera renovada a fines

de año. Si bien a lo largo del año no se realizaron nuevas operaciones con dicha línea, ella permitirà financiar en el año 2005 las inversiones que se requieran en el incremento o la renovación de ciertos activos como son la flota de alquiler y los componentes de protecciòn para el parque de maquinaria minera.

Adicionalmente, la empresa siguió contando con el soporte del sistema financiero local que aumentó las líneas de crédito otorgadas a la compañía en modalidades diversas como son el financiamiento de capital de trabajo a corto plazo, financiamiento de importaciones y fianzas y avales.

El ratio corriente mejoró a lo largo del 2004, pasando de 1.43 en diciembre del 2003 a 1.49 en diciembre del 2004, ello en gran parte debido a las emisiones de bonos que son a mediano plazo.

Principales activos

Por el lado de los activos, los cuales se redujeron en un total de $16 millones, la empresa logró una vez más bajar el nivel de sus inventarios a lo largo del año, ya que tuvo gran éxito en colocar en el mercado unidades usadas que provenían tanto de su flota de alquiler como de operaciones de crédito. Asimismo, la administración del inventario de repuestos mantuvo su eficiencia y la rotación del inventario se situó en 4.1. Por su parte, las cuentas por cobrar mostraron un ligero incremento ya que el nuevo portafolio generado por financiamientos de mediano plazo se mantuvo en la empresa y no fue titulizado.

Dado que el mercado demanda financiamiento directo del proveedor para la compra de maquinaria y equipos a mediano plazo, la empresa continuó ofreciendo créditos a plazos no mayores a 3 años. Para la venta de repuestos, servicios y alquileres la empresa otorga a sus clientes créditos a plazos entre 30 y 60 días. En ambos casos se logró una mejora significativa en lo que respecta a la morosidad de la cuenta por cobrar como a la rotación de la cobranza del portafolio.

En cuanto a la morosidad de la cartera se logró un índice de morosidad mayor a 30 días de 3% y para morosidad mayor a 90 días fue de 1%. Por su parte la rotación de cuentas por cobrar promedio fue de 47 días.

Se financió un 25% de las ventas de stock de maquinaria y equipos, debido fundamentalmente a la obtención de fuentes alternativas de financiamiento tanto con entidades financieras como con Caterpillar Financial, como a la compra al contado por parte de los clientes, sobre todo aquellos dentro del mercado de la Gran Minería.

Las provisiones para malas deudas efectuadas por la empresa durante el año 2004 ascendieron a US$4.2 millones, con lo cual se logró una cobertura total de las cuentas por cobrar dentro de procedimientos concursales en Indecopi.

En lo que respecta a nuevas inversiones, en el 2004 la empresa efectuó algunas mejoras en sus instalaciones para mejorar la atención a sus clientes. También invirtió en sistemas de información y comunicación. El monto de todas las inversiones ascendió a $2.2 millones, frente a los $0.8 millones invertidos en el 2003.

Los saldos de caja representan en promedio de una semana de egresos. La caja de la compañía se maneja en dólares americanos para atender las obligaciones y gastos operativos que son mayormente en dicha moneda. Para los pagos en moneda nacional, se realizan operaciones de cambio de moneda diariamente en el mercado spot.

INFRAESTRUCTURA

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario.

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa, Cusco y huancayo, las cuales se localizan en propiedades de la Compañía. La Compañía también cuenta con una sucursal en la ciudad de Ica, la cual funciona en un local alquilado. .

PROCESOS LEGALES

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que a finales del ejercicio la compañía mantiene en proceso de reclamación cuatro juicios por concepto de indemnización por responsabilidad civil extracontractual iniciado por terceros por US$ 2.1 millones. La Gerencia de la Empresa, basada en la opinión de sus asesores legales considera que estos juicios son improcedentes y que el resultado final sería favorable a la Compañía.

Por otra parte, al cierre del 2003, la Compañía tiene las siguientes contingencias tributarias:

a) Resolución de multa por S/. 2.3 millones (incluyendo intereses) por supuesto tributo omitido en el pago de regularización del impuesto a la renta del año 2000, en proceso de reclamación ante el Tribunal Fiscal.

b) Acotaciones tributarias por S/. 4.0 millones (incluyendo multas e intereses) por Impuesto a la Renta e Impuesto General a las Ventas, en proceso de reclamación ante la Superintendencia de Administración Tributaria.

En opinión de los asesores tributarios, dichas acotaciones son improcedentes y el resultado final sería favorable para la Compañía.

ASPECTO BURSATIL

Al cierre del 2004, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos e instrumentos de corto plazo.

Acciones comunes

El capital social de la compañía está formado por 218,000,000 acciones comunes en circulación con un valor nominal de S/. 1.10 cada una. La cotización de apertura del año fue de S/ 0.76 y la de cierre fue de S/ 1.90, llegándose a una cotización máxima de S/.1.90 en

diciembre y a una mínima de S/.0.76 en enero. El precio promedio de la acción en el año 2003 fue de S/.1.39.

La cotización de la acción durante el año 2004 se muestra en el anexo 1.

Bonos corporativos

Los Bonos Ferreyros - Cuarta Emisión quedaron inscritos según resolución CONASEV N° 056-2002-EF/94.11.

Las características del bono según consta en el contrato de emisión y en el prospecto informativo son las siguientes:

Instrumento: Bonos Ferreyros – Cuarta Emisión
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 30,000,000
Valor nominal: US$1,000 cada uno
Series: Una o más
Plazo: 3 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 3 años

En agosto del 2002, se colocó la serie A por US$15,000,000 con las siguientes características:
Monto de emisión: US$15,000,000
Fecha de emisión: 29 de agosto del 2002
Fecha de redención: 29 de agosto del 2005
Tasa de interés: 7.5% nominal anual, con un año base de 360 días.

En abril del 2003, se colocó la serie B por US$10,000,0000 con las siguientes características:
Monto de emisión: US$10,000,000
Fecha de emisión: 07 de abril del 2003
Fecha de redención: 07 de abril del 2006
Tasa de interés: 6.25% nominal anual, con un año base de 360 días.

En julio del 2003, se colocó la serie C por US$5,000,000 con las siguientes características:
Monto de emisión: US$5,000,000
Fecha de emisión: 25 de julio del 2003
Fecha de redención: 25 de julio del 2006
Tasa de interés: 4.5% nominal anual, con un año base de 360 días.

Por resolución CONASEV N° 028-2004-EF/94.11 quedó inscrito el Primer Programa de Bonos Corporativos Ferreyros hasta por un monto total en circulación de US$50,000,000 o su equivalente en soles.

En abril del 2004 quedaron inscritas la Primera y la Segunda Emisión del Primer Programa de Bonos Corporativos FERREYROS. Las características de cada una de ellas se indican a continuación::

Instrumento: Bonos Corporativos – Primera Emisión del Primer Programa
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 15,000,000
Valor nominal: US$1,000 cada uno
Series: Una o más
Plazo: 3 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 3 años

Instrumento: Bonos Corporativos – Segunda Emisión del Primer Programa
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 15,000,000
Valor nominal: US$1,000 cada uno
Series: Una o más
Plazo: 4 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 4 años

En julio del 2004, se colocó la serie A de la Primera Emisión por US$7,500,000 con las siguientes características:
Monto de la emisión: US$7,500,000
Fecha de emisión: 13 de julio del 2004
Fecha de redención: 13 de julio del 2007
Tasa de interés: 6.4375% nominal anual, con un año base de 360 días

En noviembre del 2004, se colocó la serie B de la Primera Emisión por US$7,500,000 con las siguientes características:
Monto de emisión: US$7,500,000
Fecha de emisión: 15 de noviembre del 2004
Fecha de redención: 15 de noviembre del 2007
Tasa de interés: 6.00% nominal anual, con un año base de 360 días

En diciembre del 2004 se inscribieron la Tercera y la Cuarta Emisión del Primer Programa de Bonos Corporativos Ferreyros con las siguientes características:

Instrumento: Bonos Corporativos – Tercera Emisión del Primer Programa
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 35,000,000
Valor nominal: US$1,000 cada uno
Series: Una o más
Plazo: 5 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: Los bonos se amortizarán a través de dieciséis (16) pagos trimestrales iguales a partir del segundo año

Instrumento: Bonos Corporativos – Cuarta Emisión del Primer Programa
Clase: Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado: US$ 35,000,000
Valor nominal: US$1,000 cada uno
Series: Una o más

Plazo: 3 años
Periodicidad de pago de intereses: Por trimestre vencido
Amortización: 100% del capital al vencimiento de 3 años

Las cotizaciones mensuales de los Bonos Ferreyros – Cuarta Emisión y de la Primera Emisión del Primer Programa de Bonos Corporativos Ferreyros en el año 2004 se muestran en el anexo 2.

Instrumentos de corto plazo

Luego que venciera la vigencia del primer programa de papeles comerciales en enero del 2003, mediante Resolución Conasev N° 083-2003-EF/94.11 del 22 de octubre del 2003 quedó inscrito en el Registro Público del Mercado de Valores el Segundo Programa de Instrumentos de Corto Plazo Ferreyros, hasta por un monto máximo en circulación de US$30,000,000 o su equivalente en soles. Al cierre del 2004 no se había inscrito emisión alguna bajo este Programa.

ADMINISTRACION

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Andrea Von Wedemeyer Knigge	Director
Oscar Espinosa Bedoya	Director Gerente General

Las siguientes personas son los funcionarios ejecutivos de la Compañía:

Oscar Espinosa Bedoya	Director Gerente General
Gustavo Moreno Barrera	Gerente Central de Maquinaria
Hugo Sommerkamp Molinari	Gerente Central de Control de Gestión y Sistemas
José Miguel Salazar	Gerente de la División de Mineria, hasta el 31-10-04
Larry Gregory	Gerente de la División Minería, desde el 01-11-04
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Recursos Humanos
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales, Agrícola y Automotriz
José López Rey Sánchez	Gerente de la División de Repuestos y Servicio
Raúl Alfaro Vives	Gerente de División deVentas Maquinas, Motores y Equipos

Curriculum Vitae

Oscar Espinosa Bedoya
Oscar Espinosa ocupa la Gerencia General de Ferreyros S.A.A. desde 1983. Ingresó a la compañía en 1981. Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial. Es ingeniero civil con postgrado en economía, finanzas y administración de empresas.

Gustavo Moreno Barrera
Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar. A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria. Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas. Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar. A partir de enero del 2005. A partir de enero del 2005 ha dejado de ocupar el cargo de Gerente Central de Maquinaria, habiendo sido contratado como Asesor de la Gerencia General.

Hugo Sommerkamp Molinari
Hugo Sommerkamp ocupa el cargo de Gerente Central de Control de Gestión y Sistemas desde el 1° de julio del 2001. Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros. Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero.

José Miguel Salazar
José Miguel Salazar desempeñó el cargo de Gerente División de Minería hasta el 31 de octubre del 2004. Desde el año 1996 y hasta su incorporación a la Compañía en enero del 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de la Compañía hasta abril del 2003. Anteriormente, trabajó en Ferreyros entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988. Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del medio. Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar. A partir del 1° de enero del 2005 ejerce el cargo de Gerente Central de Relación con Clientes y Desarrollo Comercial.

Larry C. Gregory
Larry C. Gregory desempeña el cargo de Gerente de la División Minería desde el 1° de noviembre del 2004. Antes de ingresar a Ferreyros trabajó 18.5 años en Caterpillar. Los últimos 5 años como Gerente Comercial de Minería para Western Canada & Pacific Northwest. Anteriormente, trabajó como Gerente de Marketing, Repuestos y Servicios, entre 1997 y 1999 para Caterpillar Americas. Desempeñó varios cargos como

Representante de Ventas de Caterpillar en Chile, Texas y Ohio. Es bachiller en Ciencias y Master en Ciencias en Ingeniería y Gerencia Forestal.

Mariela García de Fabbri
Mariela García de Fabbri desempeña el cargo de Gerente de la División Finanzas desde julio del año 2001. Ingresó a la Compañía en el año 1988 y ha tenido a su cargo diferentes cargos en el área de finanzas. Hasta junio del 2001 se desempeñaba como Gerente de Tesorería. Actualmente, es miembro de la Asociación Procapitales y Presidente de su Comité de Gobierno Corporativo. También es miembro del Directorio de IPAE. Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda. Es Licenciada en Economía de la Universidad del Pacífico. A partir del 1° de enero del 2005 ejerce el cargo de Gerente General Adjunto.

Víctor Astete Palma
Víctor Astete trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996. Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones. Se graduó como Contador Público en la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Andrés Gagliardi ocupa el cargo de Gerente de la División de Recursos Humanos desde 1986 y cuenta con 32 años de experiencia. Anteriormente ha desempeñado cargos similares en otras empresas de prestigio. Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad.

Raúl Vásquez Erquicio
Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978. Anteriormente fue Gerente Administrativo-Financiero de la Cia. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co. Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos.

Luis Bracamonte Loayza
Luis Bracamonte se desempeña como Gerente de la División de Sucursales, Agrícola y Automotriz. Trabaja hace 25 años en Ferreyros y anteriormente ha tenido a su cargo diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas. Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN y en el Programa de Alta Gerencia en INCAE de Costa Rica..

José López Rey Sánchez
José López ocupa el cargo de Gerente de la División de Repuestos y Servicios desde 1999. Tiene 18 años laborando en la Compañía. Anteriormente, fue Gerente de Servicios desde 1994 hasta 1998. Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería. Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN.

Raúl Alfaro Vives
Raúl Alfaro ocupa el cargo de Gerente de División Ventas Máquinas, Motores y Equipos desde el mes de octubre de 2004. Anteriormente se desempeñó como Gerente de Máquinas

y Equipos. Tiene 10 años trabajando en Ferreyros en las áreas de venta y alquiler de maquinaria. Es graduado en Ingeniería Mecánica por la Pontificia Universidad Católica del Perú y Magíster en Administración, egresado de la Escuela de Administración de Negocios para Graduados (ESAN).

Grado de vinculación existente entre los directores y los principales funcionarios.

No existe vinculación entre algún director y algún principal funcionario.

Grado de vinculación existente entre los directores y principales accionistas, indicando los directores que se consideran independientes.

Los señores Carlos Ferreyros Aspíllaga, Oscar Espinosa Bedoya, Juan Manuel Peña Roca y Andrea Von Wedemeyer son a su vez directores en La Positiva, accionista con más del 5% en Ferreyros.

Los señores Oscar Espinosa, Juan Manuel Peña Roca y Andrea Von Wedemeyer son directores en Profuturo, AFP que administra uno de los fondos de pensiones que es accionista con más del 5% en Ferreyros.

El Sr. Andrea Von Wedemeyer es director de Corporación Cervesur, accionista con de 5% en Ferreyros

Los señores Eduardo Montero Aramburú, Carlos Muñoz Torcello y Jorge Picasso Salinas son considerados directores independientes dado que no tienen ningún grado de vinculación con la administración ni con los accionistas principales.

Grado de vinculación existente entre los principales funcionarios y los principales accionistas.

El Sr. Oscar Espinosa Bedoya, Gerente General es Director en La Postiva, accionista con 10.16% en Ferreyros.

Organos especiales conformados y constituidos al interior del directorio,

El Directorio cuenta con dos comités: El Comité de Dirección General y el Comité de Auditoría y Recursos Humanos. El comité de Dirección General reemplaza al Comité de Directorio, creado en Julio de 1993 y su principal función es la de actuar como órgano de consulta de la Gerencia sobre el manejo general de la empresa, así como de supervisión por delegación del Directorio.

El Comité de Auditoría y Recursos Humanos tiene dos funciones principales. La primera será supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros. La segunda será asesorar a la Gerencia en la adopción de políticas generales de recursos humanos.

Cada comité está constituido por tres directores como mínimo, siendo por lo menos uno de ellos director independiente, tal como lo define el principio V, literal e.1 de los principios de gobierno corporativo para sociedades peruanas. El Presidente el Directorio y el Gerente General participan en ambos comités. Los comités son convocados por el Presidente del

Directorio con la periodicidad que establecen sus miembros, la que es aprobada por el Directorio al inicio de cada ejercicio presupuestal.

Información sobre cumplimiento de los Principios de Buen Gobierno para Sociedades Peruanas

Ver anexo 1.

RECURSOS HUMANOS

Los aspectos relativos a la administración del personal de la Compañía se encuentran a cargo de la Gerencia de la División de Recursos Humanos. Al finalizar el 2004, laboraban en la compañía 1,259 trabajadores permanentes tanto en su oficina principal como en provincias.

La variación de dicho personal en los 2 últimos años fue como sigue:

				Variación	
	2004	2003	2002	2004/2003	2003/2002
Permanente:					
Personal ejecutivo	34	33	28	1	5
Personal técnico	443	376	342	67	34
Empleados y vendedores	141	143	135	-2	8
Obreros	641	592	565	49	27
Subtotal	1259	1144	1070	115	74
Eventual	51	25	28	26	-3
Total	1310	1169	1098	141	71

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa. Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes. El Sindicato de Empleados, que por muchos años tuvo vigencia, dejó de existir en 1993. El Sindicato de Obreros-Lima está conformado por un total de 101 trabajadores afiliados, y el nuevo Sindicato de Obreros-Yanacocha, por un total de 61 trabajadores afiliados.

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores.

ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2004 y 2003. Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y pérdidas, para incluir las ventas por pedido directo en ventas netas y costo de ventas.

BALANCE GENERAL
(En millones de soles constantes)

	31-12-04	31-12-03	Variación	
			Importe	%
ACTIVO:				
ACTIVO CORRIENTE:				
Caja Bancos	24.0	37.1	-13.1	-35.3
Cuentas por cobrar comerciales	109.4	77.4	32.0	41.3
Otras cuentas por cobrar	60.7	83.4	-22.7	-27.2
Existencias	204.1	210.0	-5.9	-2.8
Gastos pagados por anticipado	2.2	2.4	-0.2	-8.3
Total activo corriente	400.4	410.3	-9.9	-2.4
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO	28.7	38.2	-9.5	-24.9
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS	7.0	6.2	0.9	14.5
INVERSIONES EN VALORES	93.7	106.6	-12.9	-12.1
INMUEBLES, MAQUINARIA Y EQUIPO	216.0	238.8	-22.8	-9.5
OTROS ACTIVOS	0.7	0.5	0.0	0.0
TOTAL ACTIVO	746.5	800.6	-54.2	-6.8
PASIVO Y PATRIMONIO				
PASIVO CORRIENTE:				
Sobregiros y préstamos bancarios	20.2	27.5	-7.3	-26.5
Porción corriente de deudas a largo plazo	74.1	20.6	53.5	259.7
Cuentas por pagar comerciales	137.1	203.9	-66.8	-32.8
Otras cuentas por pagar	38.0	34.9	3.1	8.9
	269.4	286.9	-17.5	-6.1
DEUDAS A LARGO PLAZO	179.9	234.1	-54.2	-23.2
TOTAL PASIVO	449.3	521.0	-71.7	-13.8
INGRESOS DIFERIDOS	4.0	4.7	-0.8	-16.7
PATRIMONIO:				
Capital	251.6	241.3	10.3	4.3
Excedente de revaluación	10.3	10.9	-0.6	-5.5
Reserva legal	3.5	1.4	2.1	150.0
Resultados acumulados	27.8	21.3	6.5	30.5
	293.2	274.9	18.3	6.7
TOTAL PASIVO Y PATRIMONIO	746.5	800.6	-54.2	-6.8

ANÁLISIS DEL BALANCE GENERAL

Al 31-12-04, el total del pasivo ascendió a S/.449.3 millones en comparación con 521.0 millones al 31-12-03, una disminución de S/.71.7 millones. Por otras parte, el total del activo al 31-12-04 ascendió a S/. 746.5 millones en comparación con S/. 800.7 millones al 31-12-03, una disminución de S/. 54.2 millones Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

- Aumento de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.22.5 millones, debido a las siguientes operaciones: i) aumento de S/. 27.4 millones por mayores ventas; ii) incremento de S/. 8.9 millones por recuperación de cartera entregada en garantía colateral a patrimonios fideicometidos; iii) aumento de S/. 2.2 millones por cartera cedida por una subsidiaria; iv) disminución de S/.11.9 por cobranzas efectuadas a subsidiarias; v) disminución de S/.1.8 millones por incremento neto de la provisión para cobranza dudosa; y vi) disminución de S/.2.2 millones por aumento de intereses diferidos.

- Disminución de Otras Cuentas por Cobrar por S/. 22.7 millones, debido a: i) disminución de S/. 7.7 millones por pagos de préstamos otorgados a subsidiarias; ii) disminución de S/. 8.9 millones por transferencia a Cuentas por Cobrar Comerciales de cartera entregada en garantía colateral a patrimonios fideicometidos; iii) disminución de S/. 1.0 millones por cobranza a la Sunat de tributo pagado en exceso; y iv) disminución de S/. 2.4 millones por aumento de la provisión para cobranza dudosa; y v) otras disminuciones por S/. 2.7 millones.

- Disminución de Existencias por S/. 5.9 millones, atribuible a las siguientes operaciones: i) disminución de S/.10.9 por transferencia de componentes del inventario al activo fijo; ii) disminución neta de S/. 18.4 millones por ventas efectuadas en el período; iii) aumento de S/.23.8 millones por transferencia de equipos de alquiler del activo fijo al inventario; y iii) otras disminuciones por S/.0.4 millones.

- Disminución de Inversiones en Valores por S/. 13. 0 millones, como resultado de las siguientes operaciones: i) disminución de S/. 23.7 millones por liquidación de una inversión efectuada en un patrimonio fideicometido; ii) aumento de S/. 10.7 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; iii) aumento de S/. 3.3 millones por compra de acciones de una subsidiaria, que se encontraban en poder de otras subsidiarias; iv) disminución de S/.2.0 millones por pérdida en la valuación de una inversión efectuada en una empresa no subsidiaria; y v) otras disminuciones por S/. 1.3 millones.

- Disminución neta del Activo Fijo por S/.22.8 millones, debido a las siguientes transacciones: a) aumento de S/. 14.6 millones por adquisición de unidades nuevas por renovación de la flota de alquiler antigua; ii) aumento de S/. 10.9 millones por transferencia de componentes del inventario al activo fijo: iii) aumento de S/. 2.0 millones por adquisición de componentes de protección; iv) disminución de S/.23.8 por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/.

32.0 millones por aumento de la depreciación acumulada; y vi) aumento de S/. 5.5 millones por adquisiciones de otros activos fijos.

LIQUIDEZ DE LA EMPRESA

El ratio corriente al 31-12- 04 es de 1.49, mayor que el ratio corriente de 1.43 al 31-12-03.

El ratio de apalancamiento financiero al 31-12-04 es de 1.38, menor que el calculado al 31-12-03, que fue de 1.75.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

ESTADO DE GANANCIAS Y PERDIDAS
(En millones de soles constantes)

	2004		2003		Variación
	Importe	%	Importe	%	%
Ventas netas	832.1	100.0	728.5	100.0	14.2
Costo de ventas	653.9	78.6	556.7	76.4	17.5
Utilidad en ventas	178.2	21.4	171.8	23.6	3.7
Otros ingresos de operación			3.3	0.5	
Utilidad bruta	178.2	21.4	175.1	24.0	1.8
Gastos de venta y administración	152.2	18.3	129.0	17.7	18.0
Utilidad en operaciones	26.0	3.1	46.1	6.3	-43.6
Otros ingresos (egresos):					
Ingresos financieros	19.7	2.4	16.0	2.2	23.1
Gastos financieros	-28.0	-3.4	-33.1	-4.5	-15.4
Participación en utilidades de subsidiarias	10.7	1.3	7.3	1.0	46.6
Resultado por exposición a la inflación	17.9	2.2	11.1	1.5	61.3
Diversos, neto	-2.5	-0.3	-12.5	-1.7	-80.0
	17.8	2.1	-11.2	-1.5	-258.9
Utilidad antes de participación de los trabajadores e impuesto a la renta	43.8	5.3	34.9	4.8	25.5
Participación de los trabajadores	-3.5	-0.4	-3.1	-0.4	12.9
Utilidad antes de impuesto a la renta	40.3	4.8	31.8	4.4	26.7
Impuesto a la renta	-12.7	-1.5	-10.5	-1.4	21.0
Utilidad neta	27.6	3.3	21.3	2.9	29.6

VENTAS NETAS

Las ventas de stock y de pedido directo efectuadas por la compañía en los años 2004 y 2003, en millones de soles constantes, son las siguientes:

	2004	2003	Variación %
Caterpillar	238.8	134.2	77.9
Usados			
Nacional	43.8	27.5	59.3
Exterior	3.3		
	285.9	161.7	76.8
Equipos agrícolas	24.6	20.3	21.2
Automotriz	14.8	10.8	37.0
	325.3	192.8	68.7
Alquileres	20.9	34.0	-38.5
Repuestos y Servicios	485.9	501.7	-3.1
Total	832.1	728.5	14.2

Las ventas netas en el 2004 ascendieron a S/.832.1 millones, en comparación con S/. 728.4 millones del año anterior, un incremento de 14.2%.

Las ventas de maquinara Caterpillar y de equipos usados aumentaron en 76.8% en comparación con el año anterior, debido, principalmente, a las mayores ventas de equipos Caterpillar (nuevos y usados) a la gran minería, mediana minería y a empresas constructoras encargadas de realizar trabajos de desarrollo para empresas de estos dos sectores económicos. El incremento de la demanda de maquinaria Caterpillar en el sector minero se explica por un aumento importante en los precios de los minerales en el mercado internacional.

Las ventas de equipos agrícolas crecieron en 21.1 % respecto al año anterior, gracias a una mayor demanda de equipos por parte de los agricultores de arroz así como del sector agro-exportador, que tuvo un crecimiento importante en el 2004.

Las ventas del negocio automotriz aumentaron en 37% en relación al año anterior debido a la renovación de unidades por las empresas de transporte formales y al hecho de que la importación de camiones usados se mantiene suspendida.

De otro lado, los ingresos por alquiler de equipos mostraron una reducción de 38.5% respecto al año anterior, debido a una disminución en el requerimiento de equipos de alquiler por parte de una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Dicha disminución de produjo gradualmente, y fue ocasionada por la terminación de los trabajos para los cuales fueron alquilados los equipos.

Por su parte, las ventas de repuestos y servicios mostraron una disminución de 3.1% en comparación con el año anterior. Esta disminución se explica por: i) una reducción de las

ventas en soles debido a la caída del tipo de cambio (el tipo de cambio promedio del 2004 fue de 3.41 mientras que el del 2003 fue de 3.477); y ii) por una disminución temporal de las ventas de repuestos y servicio debido a atrasos de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta disminución, sin embargo, será compensada en los próximos meses, cuando se realice la reparación de dichos componentes.

UTILIDAD EN VENTAS

La utilidad en ventas en el 2004 ascendió a S/.178.2 millones, en comparación con la obtenida en el año anterior que fue de S/.171.8 millones, un incremento de 3.6%. En términos porcentuales, la utilidad en ventas del 2004 es menor que la del año anterior (21.4% vs 23.6%) debido, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la Compañía (S/. 325.3 millones en el 2004; S/.192.8 en el 2003). Los márgenes brutos de las ventas de productos principales son más bajos que los obtenidos en las ventas de repuestos y servicios.

OTROS INGRESOS DE OPERACION

En el 2003 este rubro incluye ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la Asociación en Participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el 2004 no se recibieron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el 2004 a S/.152.2 millones, en comparación con S/.129.0 millones del año anterior, un incremento de 18.0%. que se explica por: i) aumento de las remuneraciones del personal, para reponer la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años anteriores al 2003, período durante el cual dichas remuneraciones se mantuvieron congeladas; . ii) contratación de personal extranjero altamente calificado, para brindar a los clientes, especialmente de la gran minería, un servicio postventa de acuerdo a estándares de calidad mundial.; iii) gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía; y iv) aumento de los gastos variables como consecuencia del importante incremento en las ventas de productos principales..

INGRESOS FINANCIEROS

Los ingresos financieros en el 2004 ascendieron a S/.19.7 millones, en comparación con S/. 16.0 millones del año anterior, una aumento de 23%, que se explica, principalmente, por: i) un aumento en los intereses de ventas a plazo debido al gran incremento de las ventas de productos principales, parte importante de las cuales son financiadas directamente por la Compañía; y ii) a un aumento de los descuentos obtenidos por pronto pago de facturas por compras de maquinas, motores y repuestos Caterpillar.

GASTOS FINANCIEROS

Los gastos financieros del año 2004 ascendieron a S/.28.0 millones en comparación con S/.33.1millones del año anterior, una disminución de 15.4%, que se explica por: i) una reducción en el pasivo promedio por S/. 35.7 millones (el pasivo promedio del 2004 ascendió a S/.485.1 millones, en comparación con S/.520.8 millones del 2003); y ii) un menor pago en soles de intereses pactados en dólares americanos, debido a la disminución del tipo de cambio (la mayor parte de las deudas de la Compañía han sido contraídas en dicha moneda extranjera),

PARTICIPACIÓN EN LAS UTILIDADES DE SUBSIDIARIAS

Los ingresos por participación en las utilidades de subsidiarias en el 2003 ascendieron a S/. 10.7 millones, en comparación con S/. 7.3 millones del año anterior, un incremento de 46.6%, que se explica por lo siguiente: i) un incremento en las utilidades de algunas subsidiarias debido a un crecimiento de la demanda en los sectores donde realizan sus actividades económicas; y ii) una pérdida de S/. 1.0 millones registrada por una subsidiaria el 2003, que no se repitió en el 2004..

RESULTADO DE EXPOSICION A LA INFLACION (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares. Sin embargo, parte de esta utilidad se compensa con una menor utilidad bruta debido a que los precios de venta en dólares disminuyen en moneda local por efecto de la disminución del tipo de cambio

En el año 2004, el REI arrojó una utilidad de S/.17.9 millones, en comparación con una utilidad de S/.11.0 millones del año anterior. La utilidad del 2004 se explica por: i) una apreciación del nuevo sol de 5.2%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en dólares; y ii) una inflación de 4.8%, que también produjo una utilidad en la actualización del valor de los activos no monetarios. Adicionalmente, el REI del 2004 incluye una pérdida de S/. 2.0 millones en la valuación de una inversión en una empresa no subsidiaria Por otro lado, la utilidad que arrojó el REI del 2003 se explica por una apreciación del nuevo sol de 1.51 %, que originó una utilidad en la conversión a soles del pasivo neto en dólares; y ii) una inflación de 2% que también produjo una utilidad en la actualización de los activos no monetarios.

DIVERSOS, NETO

En el 2004, en este rubro se registro un egreso neto de S/. 2.5 millones, en comparación con un egreso neto de S/. 12.5 millones del año anterior. En el 2004 se registraron en esta cuenta, principalmente, los siguientes conceptos i) un egreso de S/. 9.7 millones por provisión para desvalorización de existencias; ii) un ingreso de S/. 3.3 millones por resoluciones de contratos de compraventa; iii) un ingreso de S/. 0.8 millones por alquiler de inmuebles; y

iv) ingresos diversos por S/.3.1 millones. Por otra parte, en el 2003 se contabilizaron en esta cuenta los siguientes conceptos: i) un egreso de S/. 17.7 millones por provisión para desvalorización de existencias; ii) un ingreso de S/. 5.5 millones por resoluciones de contratos de compraventa; iii) un egreso de S/. 2.5 por pérdida en la venta de una subsidiaria; iv) ingreso de S/. 0.9 millones por alquiler de inmuebles; y v) ingresos diversos por S/. 1.3 millones.

PARTICIPACION DE LOS TRABAJADORES E IMPUESTO A LA RENTA

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2004 y 2003 han sido calculados de acuerdo con las normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del año 2004 ascendió a S/.27.6 millones, en comparación con la utilidad de S/.21.3 millones del año anterior. La mayor utilidad neta del año 2004 se explica por un incremento de la utilidad bruta, aumento de los ingresos financieros, disminución de los gastos financieros, aumento de las utilidades de subsidiarias, aumento del REI y disminución de egresos diversos, lo cual permitió compensar el crecimiento de los gastos de venta y administración e incrementar la utilidad neta, respecto al año anterior, en S/. 6.3 millones.

CAMBIOS EN LOS RESPONSABLES DE LA ELABORACION Y REVISION DE **LA INFORMACION FINANCIERA**

Durante los años 2004 y 2003 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la Compañía.

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2004 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención. Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido. Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2004.

EL DIRECTORIO

ANEXO 1

GRADO DE CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO PARA LAS SOCIEDADES PERUANAS

I. PRIMERA SECCIÓN

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
1. No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente. (Principio I.C.1, segundo párrafo)					X	Las convocatorias se han caracterizado por ser claras y detallando aisladamente cada tema a tratar.
2. El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas. (Principio I.C.1, tercer párrafo)					X	Se realizan en la oficina principal en la ciudad de Lima.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	**1**	**2**	**3**	**4**	
3. Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable. (Principio I.C.2)					X	Los accionistas a través del directorio pueden solicitar la inclusión de temas en la Junta General, la cual se realiza en la misma época del año, por lo cual se puede anticipar su realización y enviar una comunicación al directorio con anticipación indicando cualquier tema de interés. Más allá de ello, los accionistas según el Art. 19 del Estatuto cuentan con el derecho de solicitar al directorio la realización de una Junta General para que trate algún tema en particular, solicitud para la cual se requiere un 5% de acciones representadas.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
4. El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe. (Principio I.C.4.i)				X		No se impone límites a los apoderados que asisten a la junta en representación de accionistas. El estatuto hoy día establece que la representación puede ser ejercida por otro accionista o por el banco custodio de las acciones. Si bien no se imponen mínimos de tenencia de acciones, sino simplemente el ser accionista, lo cual no convierte este requisito en algo realmente restrictivo, para facilitar que la representación pueda ser ejercida por cualquier persona, incluso aquella que no tiene ni una acción, se planteará la modificación del art. 24 del Estatuto
5. Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión. (Principio II.A.1, tercer párrafo)					X	La empresa solo tiene un tipo de acción
6. Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose para tal efecto tomar en				X		Dada la estructura accionaria de la empresa, no se tiene en el Directorio ningún representante

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma. (Principio II.B) La vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico, aprobado por Resolución CONASEV N° 722-97-EF/94.10 y en posteriores disposiciones de carácter general, que al respecto dicte CONASEV. Los accionistas principales son aquellas personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la sociedad emisora.						de un interés hegemónico. Algunos directores representan intereses de accionistas principales, pero su aporte al directorio es con independencia profesional. En el directorio también se cuenta con la presencia de directores independientes de los accionistas principales. Además se solicitará la modificación del Art. 31 del Estatuto que establecía como requisito para ser director el tener un número mínimo de acciones.
7. Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores,					X	Tradicionalmente, los auditores solo nos han prestado servicios de auditoría de estados financieros, tanto de Ferreyros como de sus subsidiarias y de los patrimonios constituidos para emitir bonos titulizados. La asesoría tributaria está a cargo de otra firma. Al igual que las tasaciones de inmuebles que se realizan esporádicamente. En el mes de enero se ha contratado a la firma auditora para un estudio de categorías

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor. (Principio IV.C, segundo, tercer y cuarto párrafo)						salariales el cual no debe comprometer su independencia.
8. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto. (Principio IV. D.2)					X	En el año 1997 se creó la función de "Relaciones con Inversionistas" la cual es desempeñada por la Gerencia de Finanzas.
9. Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma. (Principio IV.D.3)				X		En el año 2003 se elaboraron las normas de conducta referidas a la difusión de información al mercado, definiéndose lo que es Información Privilegiada y Reservada y el manejo de la misma. Estas normas serán materia de informe a la Junta.
10. La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación					X	El auditor se desempeña con independencia

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia. (Principio IV.F, primer párrafo)						profesional
11. El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones. (Principio V.D.1)					X	El directorio aprueba la estrategia y objetivos, el plan de negocios y presupuesto anual, así como su ejecución. Asimismo aprueba las inversiones, y adquisiciones de valor significativo y aprueba toda la venta de activos fijos. La gerencia informa al directorio y/o pide opinión o aprobación sobre las operaciones que a su criterio conllevan riesgos para la empresa más allá de los ordinarios de operar diariamente.
12. El Directorio debe realizar ciertas funciones claves, a saber: Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución. (Principio V.D.2)				X		El directorio selecciona al principal ejecutivo y aprueba la selección de los otros ejecutivos principales. Asimismo se ha creado un comité de Recursos Humanos que asumirá la supervisión de estos temas, los cuales antes estaban a cargo del comité de directorio.
13. El Directorio debe realizar ciertas funciones claves, a saber:				X		Los estatutos, en el Art. 36 fijan la remuneración del

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente. (Principio V.D.3)						directorio en 6%, y es el directorio el que evalúa y determina su asignación. Cada tres años propone a la Junta de Accionistas un procedimiento formal y transparente para elegir a los directores. El Comité del Directorio ha venido ejerciendo las funciones de Comité de RRHH hasta el mes de enero del 2005 en que se ha creado el Comité de RR HH.
14. El Directorio debe realizar ciertas funciones claves, a saber: Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. (Principio V.D.4)					X	Esta función es desempeñada con la activa participación de la gerencia general.
15. El Directorio debe realizar ciertas funciones claves, a saber: Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley. (Principio V.D.5)				X		El directorio revisa mensualmente los estados financieros y anualmente el informe de los Auditores Externos independientes, el cual incluye una nota sobre la administración de riesgos financieros. Decide sobre las operaciones de riesgo a propuesta de la Gerencia General. En enero del 2005 se creó un comité de RR HH

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
						y Auditoría el cual asumirá la supervisión en temas relacionados a la auditoría y estados financieros, función que antes desempeñaba el Comité del Directorio.
16. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. (Principio V.D.6)				X		El hecho que la mayoría de los principios aquí señalados se encuentren en puntajes 3 o 4 es una señal de la efectividad de las prácticas de gobierno. La creación de un mayor número de comités al interior del directorio en el mes de enero, permitirá que uno de ellos supervise de manera periódica las mejoras que se puedan seguir implementando en el futuro.
17. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la política de información. (Principio V.D.7)					X	El directorio aprobó las normas de conducta emitidas en el 2003 relacionadas a la divulgación de información al mercado.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	**1**	**2**	**3**	**4**	
18. El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses. (Principio V.E.1.)				X		Durante muchos años y dado el número y composición del directorio, ha existido un solo Comité de Directorio, con reuniones mensuales y que ha venido desempeñando casi todas las funciones que se asigna a los órganos especiales. En enero del 2005 se creó un comité RR HH y Auditoría y se mantuvo en el Comité de Directorio ya existente la supervisión de la estrategia y de temas financieros e inversiones.
19. El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas. (Principio V.E.3)					X	Los directores provienen de diferentes disciplinas y se desempeñan en diferentes actividades por lo cual aportan distintos puntos de vista. El número señalado por el Estatuto (8-12) asegura la pluralidad.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
20. La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos. (Principio V.F, segundo párrafo)					X	Se envía la agenda con anticipación y la información detallada sobre cada punto queda a disposición, y es presentada durante la sesión para poder ser explicada con mayor precisión y poder absolver las consultas ú observaciones. Miembros de la gerencia sustentan cada planteamiento cuando el caso lo amerita. En caso de aprobación de documentos, se envían con anticipación.
21. Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones. (Principio V.F., tercer párrafo)					X	La política definida es que es la gerencia que identifica de mejor manera la necesidad de contratar asesorías, procede a contratarlas. A pesar de que no existen muchas asesorías cuando éstas son de naturaleza importante se solicita aprobación al directorio. La gerencia informa al directorio las conclusiones de las asesorías que sean relevantes para el directorio.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
22. Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad. (Principio V.H.1)					X	Los nuevos directores reciben información de la empresa y antecedentes que les permita desempeñar sus nuevas funciones.
23. Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto. (Principio V.H.3)					X	El estatuto en su art. 33, establece un procedimiento para cubrir vacancias en el Directorio.
24. Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos. (Principio V.I, primer párrafo)					X	Las funciones del gerente general, quien es el ejecutivo principal están especificadas en el Art. 44 del Estatuto. No existe Presidente Ejecutivo. Las funciones del Presidente del Directorio son las propias de quien lo preside, lo representa y supervisa a la Gerencia.
25. La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales. (Principio V.I, segundo párrafo)					X	Las funciones del Presidente del Directorio y de la Gerencia están definidas en el Estatuto. No hay un cargo de Presidente Ejecutivo. Hay buena delimitación entre las facultades de los

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
						diferentes gerentes, existen firmas mancomunadas, existen comités para tomar decisiones colegiadas en determinados temas.
26. Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas. (Principio V.I.5.)					X	La gerencia cuenta desde hace algunos años con una parte de remuneración variable percibida a fin de año según el cumplimiento de objetivos. Periódicamente se revisan las características del programa adecuándolas a la realidad de la empresa y el entorno.

ANEXO 2

COTIZACION DE LA ACCION COMUN DE FERREYROS S.A.A. EN EL AÑO 2004

			Cotizaciones 2 0 0 4				Precio
Código ISIN	Nemónico	Año - Mes	Apertura	Cierre	Máxima	Mínima	Promedio
			S/.	S/.	S/.	S/.	S/.
PEP736001004	FERREYC1	2004-01	0.76	1.10	1.10	0.76	1.03
PEP736001004	FERREYC1	2004-02	1.08	1.10	1.15	1.08	1.11
PEP736001004	FERREYC1	2004-03	1.07	1.40	1.58	1.02	1.31
PEP736001004	FERREYC1	2004-04	1.40	1.47	1.51	1.40	1.45
PEP736001004	FERREYC1	2004-05	1.48	1.46	1.50	1.40	1.43
PEP736001004	FERREYC1	2004-06	1.43	1.34	1.46	1.34	1.38
PEP736001004	FERREYC1	2004-07	1.35	1.36	1.36	1.34	1.34
PEP736001004	FERREYC1	2004-08	1.38	1.39	1.41	1.35	1.38

PEP736001004	FERREYC1	2004-09	1.40	1.65	1.66	1.35	1.52
PEP736001004	FERREYC1	2004-10	1.65	1.64	1.76	1.60	1.62
PEP736001004	FERREYC1	2004-11	1.64	1.54	1.66	1.50	1.64
PEP736001004	FERREYC1	2004-12	1.48	1.90	1.90	1.48	1.53

ANEXO 3

COTIZACION DE BONOS FERREYROS EN EL AÑO 2004

Código ISIN	Nemónico	Año - Mes	Cotizaciones 2 0 0 4				Precio Promedio
			Apertura	Cierre	Máxima	Mínima	
			S/.	S/.	S/.	S/.	S/.
PEP73600A012	FERRE0BC4A	2004-01	105.5554	103.8393	105.5554	103.8393	103.9318
PEP73600A012	FERRE0BC4A	2004-02	104.9181	104.7888	104.9181	103.7717	104.6603
PEP73600A012	FERRE0BC4A	2004-03	103.4757	104.4551	104.4551	103.4353	103.7102
PEP73600A012	FERRE0BC4A	2004-04	-.-	-.-	-.-	-.-	102.951
PEP73600A012	FERRE0BC4A	2004-05	-.-	-.-	-.-	-.-	103.2962
PEP73600A012	FERRE0BC4A	2004-06	104.1975	104.0624	104.1975	104.0624	104.1933
PEP73600A012	FERRE0BC4A	2004-07	-.-	-.-	-.-	-.-	102.111

PEP73600A012	FERRE0BC4A	2004-08	-.-	-.-	-.-	-.-	102.273
PEP73600A012	FERRE0BC4A	2004-09	102.1123	102.7894	102.7894	102.1123	102.4049
PEP73600A012	FERRE0BC4A	2004-10	102.8641	102.8641	102.8641	102.8641	102.8641
PEP73600A012	FERRE0BC4A	2004-11	-.-	-.-	-.-	-.-	101.9005
PEP73600A012	FERRE0BC4A	2004-12	102.3022	102.3022	102.3022	102.3022	102.3022
PEP73600A020	FERRE0BC4B	2004-01	102.1749	102.6311	104.5205	102.1227	103.0511
PEP73600A020	FERRE0BC4B	2004-02	104.0707	102.5545	104.0707	102.5545	103.9329
PEP73600A020	FERRE0BC4B	2004-03	103.4833	103.8697	103.8747	101.9699	103.3259
PEP73600A020	FERRE0BC4B	2004-04	101.9427	104.2701	104.2759	101.9427	103.2192
PEP73600A020	FERRE0BC4B	2004-05	-.-	-.-	-.-	-.-	101.8060
PEP73600A020	FERRE0BC4B	2004-06	103.0698	103.0609	103.0698	103.0609	103.0654
PEP73600A020	FERRE0BC4B	2004-07	100.8932	102.0877	102.0940	100.8815	101.3989
PEP73600A020	FERRE0BC4B	2004-08	102.0317	102.0255	102.0317	102.0255	102.0294
PEP73600A020	FERRE0BC4B	2004-11	-.-	-.-	-.-	-.-	101.7463
PEP73600A020	FERRE0BC4B	2004-12	100.7080	101.8837	101.8837	100.7044	101.0696
PEP73600A038	FERRE0BC4C	2004-01	99.4527	99.4527	99.4527	99.4527	99.4527
PEP73600A038	FERRE0BC4C	2004-03	98.3996	101.1283	101.1283	98.3996	99.7640
PEP73600A038	FERRE0BC4C	2004-04	99.1801	101.0700	101.0955	99.1801	100.2226
PEP73600A038	FERRE0BC4C	2004-06	-.-	-.-	-.-	-.-	100.5146
PEP73600A038	FERRE0BC4C	2004-07	99.0811	99.0811	99.0811	99.0811	99.0811
PEP73600A038	FERRE0BC4C	2004-08	99.1089	99.1089	99.1089	99.1089	99.1089
PEP73600A038	FERRE0BC4C	2004-09	97.8436	99.5953	99.5953	97.8436	98.8309

PEP73600M041	FERRE1BC1A	2004-07	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600M041	FERRE1BC1A	2004-08	102.8881	102.6151	102.8881	102.6151	102.7581
PEP73600M041	FERRE1BC1A	2004-11	101.2037	101.2037	101.2037	101.2037	101.2037
PEP73600M041	FERRE1BC1A	2004-12	100.5978	100.5978	100.5978	100.5978	100.5978
PEP73600M058	FERRE1BC1B	2004-11	100.0000	100.0000	100.0000	100.0000	100.0000

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

18 de febrero del 2005

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales adjuntos de **Ferreyros S.A.A.** al 31 de diciembre del 2004 y al 31 de diciembre del 2003 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el siguiente párrafo, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre del 2004 y al 31 de diciembre del 2003, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y no sobre una base consolidada. Estos estados financieros deben leerse junto con los estados financieros consolidados de **Ferreyros S.A.A. y subsidiarias**, presentados por separado y sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo-Soria Gaveglio y Asociados

Refrendado por



---------------------------------------(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,035,000.00

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2, 3 y 27)
A VALORES CONSTANTES

ACTIVO

	Al 31 de diciembre [illegible]	
	2004	**2003**
	S/.000	**S/.00[illegible]**
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	24,041	37,[illegible]
Cuentas por cobrar comerciales (Notas 5 y 25)	106,534	77,[illegible]
Otras cuentas por cobrar (Nota 6)	60,670	83,[illegible]
Existencias (Nota 8)	204,088	209,[illegible]
Gastos pagados por anticipado	2,220	2,[illegible]
Total del activo corriente	397,553	410,[illegible]
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 25)	28,665	38,[illegible]
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 14)	7,140	6,[illegible]
INVERSIONES EN VALORES (Nota 9)	93,598	106,[illegible]
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	216,005	238,[illegible]
OTROS ACTIVOS	744	[illegible]
	743,705	800,[illegible]

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 7)
A VALORES CONSTANTES

		Por el año terminado el 31 de diciembre del	
		2004	**2003**
		S/.000	**S/.000**
Ventas netas:			
Terceros		810,334	712,512
Empresas afiliadas		15,204	10,626
		825,538	723,138
Otros ingresos operacionales		1,273	5,340
		826,811	728,478
Costo de ventas (Nota 18):			
Terceros		(635,219)	(542,800)
Empresas afiliadas		(13,431)	(10,576)
		(648,650)	(553,376)
Gastos de administración (Nota 19)		(60,556)	(56,747)
Gastos de venta (Nota 20)		(91,647)	(72,255)
		(800,853)	(682,378)
Utilidad de operación		25,958	46,100
Otros ingresos (gastos):			
Ingresos financieros (Nota 21)		19,686	15,957
Gastos financieros (Nota 22)		(28,011)	(33,092)
Resultado por exposición a la inflación		17,903	11,098
Diversos, neto (Nota 23)		8,161	(5,136)
		17,739	(11,173)
Utilidad antes de participación de los trabajadores e impuesto a la renta		43,697	34,927
Participación de los trabajadores:			
Corriente (Nota 16)		(3,772)	(3,641)
Diferido (Nota 14)		279	526
Impuesto a la renta:			
Corriente (Nota 16)		(14,144)	(12,290)
Diferido (Nota 14)		1,489	1,772
Utilidad neta		27,549	21,294
Utilidad básica por acción (Nota 24)	S/.	0.126	0.098

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 15)
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 20
Y EL 31 DE DICIEMBRE DEL 2003

	Capital	Capital adicion
	S/.000	S/.000
Saldos al 1 de enero del 2003	193,733	43,
Capitalización de partidas patrimoniales	47,548	(43,
Distribución de dividendos	-	
Transferencia a la Reserva legal	-	
Utilidad neta	-	
Saldos al 31 de diciembre del 2003	241,281	
Distribución de dividendos	-	
Capitalización de partidas patrimoniales	10,269	
Transferencia a la Reserva legal	-	
Utilidad neta	-	
Saldos al 31 de diciembre del 2004	251,550	

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 26)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2004	2003
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	787,776	677,404
Otros cobros relativos a la actividad	24,208	17,333
Pago a proveedores	(708,361)	(568,964)
Pago de remuneraciones y beneficios sociales	(97,310)	(84,080)
Pago de tributos	(15,970)	(11,844)
Otros pagos relativos a la actividad	(1,036)	(1,118)
Efectivo neto (aplicado a) provisto por las actividades de operación	(10,693)	28,731
ACTIVIDADES DE INVERSION		
Venta de inversiones en valores	103	36,279
Venta de inmuebles, maquinaria y equipo	2,078	2,295
Compra de maquinaria y equipo	(9,333)	(5,458)
Compra de inversiones en valores	(607)	(1,172)
Compra y desarrollo de activos intangibles	(268)	-
Cobros de otras inversiones en valores	1,785	1,698
Dividendos recibidos	21	10,056
Efectivo neto (aplicado a) provisto por las actividades de inversión	(6,221)	43,698
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	32,628	(37,275)
Sobregiros y préstamos bancarios, neto	(7,349)	7,226
Deudas a largo plazo, neto	(736)	(7,819)
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(29,429)	(34,704)
Dividendos pagados	(9,131)	(2,614)
Efectivo neto aplicado a las actividades de financiamiento	(14,017)	(75,186)
Disminución neta del efectivo	(30,931)	(2,757)
Resultado por exposición a la inflación	17,903	11,098
Saldo del efectivo al inicio del año	37,069	28,728
Saldo del efectivo al final del año	24,041	37,069

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2004	2003
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta	27,549	21,294
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	16,597	12,857
Recuperación de provisión para cuentas de cobranza dudosa	(185)	(1,903)
Provisión para desvalorización de existencias	9,854	17,716
Recuperación de provisión para desvalorización de existencias	(8,776)	(14,506)
Provisión para gratificación de trabajadores	1,795	-
Provisión para vacaciones de trabajadores	2,441	450
Provisión (recupero) por fluctuación del valor de valores e inversiones	2,433	(176)
Valor de participación patrimonial de inversiones en valores	(10,676)	(7,349)
Participación patrimonial en patrimonios en fideicomiso	(794)	(2,898)
Pérdida en venta de inversiones en valores	38	2,472
Dividendos en acciones	(598)	-
Dividendos ganados no cobrados	-	574
(Utilidad) pérdida en venta de inmuebles, maquinaria y equipo	(574)	166
Depreciación y amortización	32,097	32,282
Gastos financieros	28,011	33,092
Remuneraciones al directorio	2,247	1,781
Participación de los trabajadores	3,772	3,641
Impuesto a la renta y participación de los trabajadores diferidos	(1,768)	(2,298)
Resultado por exposición a la inflación	(17,903)	(11,098)
Otros	(13,416)	(9,106)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(73,906)	(49,413)
Otras cuentas por cobrar	40,685	(1,705)
Existencias	1,993	33,357
Gastos pagados por anticipado	149	800
Cuentas por pagar comerciales	(62,703)	(5,465)
Otras cuentas por pagar	10,945	(25,834)
Efectivo neto (aplicado a) provisto por las actividades de operación	(10,693)	28,731

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huancayo, Huaraz y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía para desarrollar sus actividades, al inicio y al final del año 2004, comprendió 33 funcionarios, 519 empleados y 592 obreros y; 34 funcionarios, 584 empleados y 641 obreros, respectivamente.

De acuerdo con la Ley General de Sociedades, los estados financieros al 31 de diciembre del 2004 han sido formulados por el Directorio, el que los someterá a consideración de la Junta General Ordinaria de Accionistas convocada para el mes de marzo del 2005.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad comprenden sustancialmente a las Normas Internacionales de Información Financiera (NIIF) las que incorporan a las Normas Internacionales de Contabilidad (NIC), oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros, el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC 1 a la 41 y los pronunciamientos del 1 al 33 del Comité de Interpretaciones (SIC).

Los principios y prácticas contables más importantes que han sido aplicados en el registro de las operaciones y la preparación de los estados financieros son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros se ajustan para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor.

Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

A través de la Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 serán considerados como los saldos iniciales al 1 de enero del 2005. Este tratamiento contable también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

La variación en el poder adquisitivo de la moneda peruana con referencia a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para los años 2004 y 2003, ha sido de 4.9% y 2.0%, respectivamente.

b) Uso de estimaciones contables -

El proceso de preparación de los estados financieros requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran como resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de inversiones en valores, la depreciación de los inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores.

c) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

d) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. En el 2004 y 2003, la Compañía ha reconocido un gasto producto de la transferencia de facturas con descuento por S/.2.2 millones y S/.6.4 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado de ganancias y pérdidas.

e) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

f) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deudas a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de las cuentas por cobrar a largo plazo, los préstamos bancarios y deudas a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para instrumentos financieros similares.

g) Inversiones en valores -

La Compañía registra sus inversiones en subsidiarias y asociadas bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión y los dividendos recibidos en efectivo se acreditan al valor de las inversiones.

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

De acuerdo a lo requerido por la NIC 39 – Instrumentos financieros: reconocimiento y medición, la Compañía ha clasificado sus inversiones en acciones comunes en otras empresas como inversiones disponibles para la venta; sin embargo, considera que dichas inversiones no serán realizadas en el

corto ni mediano plazo. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable. El valor razonable de las acciones cotizadas es determinado de acuerdo con su cotización bursátil. La utilidad o pérdida es registrada en los resultados del ejercicio. Los dividendos recibidos son registrados en los resultados del ejercicio.

h) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del ejercicio.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas - máquina utilizadas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

l) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 14.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

m) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

- Compensación por tiempo de servicios

  La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general.

n) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

o) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado de ganancias y pérdidas.

p) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en caja y a los depósitos y cuentas corrientes en bancos.

q) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Las acciones que se deban anular o emitir por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones se considera que esas acciones siempre estuvieron anuladas o en circulación, respectivamente.

r) Nuevos pronunciamientos contables -

A la fecha el Comité de Normas Internacionales de Contabilidad (IASB por sus siglas en inglés) ha completado el proceso de revisión de las NIC y a su vez ha emitido nuevas normas contables

denominadas Normas Internacionales Información Financiera (NIIF). Todas las revisiones de las NIC existentes y las nuevas NIIF emitidas tienen vigencia a nivel internacional a partir del 1 de enero de 2005. A la fecha, estas normas no han sido aprobadas en el Perú por el Consejo Normativo de Contabilidad. La Compañía está en el proceso de evaluar el impacto que significará la adopción de las NIC revisadas y las nuevas NIIF emitidas. A continuación se presenta un resumen de los cambios que se han efectuado:

(i) Proyecto de Mejora del Comité de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés) -

Como parte del proyecto de mejora de las NIC llevado a cabo, quince NIC fueron revisadas con el objetivo de reducir o eliminar procedimientos alternativos, redundancias y conflictos entre las normas, así como lograr en ciertos aspectos la convergencia con las normas de los Estados Unidos de Norteamérica, así como llevar a cabo otras mejoras.

Las NIC modificadas por el proyecto fueron:

- NIC 1 (revisada en el 2003), que afectará la presentación del interés minoritario y otras revelaciones.

- NIC 8, 10, 16, 17, 31, 32, 33 y 40 (revisadas en el 2003) y la NIC 39 (revisada en el 2004), las cuales no contienen cambios que se estime puedan afectar en forma importante los estados financieros o las políticas de la Compañía.

- NIC 21 (revisada en el 2003), que establece principalmente guías y requisitos para determinar la moneda funcional de las compañías.

- NIC 24 (revisada en el 2003) afectará la identificación de partes relacionadas y algunas otras revelaciones sobre partes relacionadas.

- NIC 27 y 28 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias y en asociadas, si son incluidas en los estados financieros consolidados, deben ser registrados, en los estados financieros individuales del inversionista, por el método de costo o por el de valor razonable. Asimismo, en el caso de inversiones que no son incluidas en los estados financieros consolidados, deben ser registrados en los estados financieros individuales del inversionista por el método del valor razonable.

(ii) En adición, como parte de la revisión de las normas relativas a combinaciones de negocios, que resultó en la emisión del NIIF 3 "Combinación de Negocios", las NIC 36 – Deterioro de activos y NIC 38 – Activos intangibles, también fueron revisadas.

(iii) Nuevas Normas Internacionales de Información Financiera -

NIIF 2 - Pagos en base a acciones, NIIF 3 - Combinación de negocios, NIIF 4 - Contratos de Seguro, NIIF 6 - Exploración y Evaluación de Recursos Minerales.

NIIF 5 - Activos no corrientes mantenidos para la venta y operaciones descontinuadas -

El objetivo de esta NIIF es especificar la contabilización de los activos mantenidos para la venta, y la presentación y revelación de las operaciones descontinuadas.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2004	2003
	US$000	US$000
Activo		
Caja y bancos	6,437	9,649
Cuentas por cobrar comerciales	38,789	23,745
Otras cuentas por cobrar	17,527	20,995
	62,753	54,389
Pasivo		
Sobregiros y préstamos bancarios	5,955	7,506
Cuentas por pagar comerciales	40,218	54,155
Otras cuentas por pagar	5,678	5,769
Deudas a largo plazo	77,351	70,087
	129,202	137,517
Pasivo neto	66,449	83,128

Al 31 de diciembre del 2004, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.28 y S/.3.283 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2003, S/.3.461 y S/.3.464 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2004 y del 2003, la Compañía registró ganancias en cambio por S/.59.0 millones y S/.41.1 millones y pérdidas en cambio por S/.47.0 millones y S/.36.9 millones, respectivamente.

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2004	2003
	S/.000	S/.000
Depósitos a plazo	12,136	25,051
Cuentas corrientes	10,327	9,818
Fondo fijo	1,578	2,200
	24,041	37,069

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2004		2003	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	165,034	31,647	118,190	40,066
Intereses diferidos	(6,892)	(2,982)	(5,754)	(1,876)
Provisión para cuentas de cobranza dudosa	(64,971)	-	(63,191)	-
	93,171	28,665	49,245	38,190
Empresas afiliadas (Nota 7)	13,363	-	28,121	-
	106,534	28,665	77,366	38,190

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

Al 31 de diciembre del 2004, cuentas por cobrar comerciales por US$0.6 millones y letras en cobranza en banco local por US$0.2 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 12).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2004	2003
	S/.000	S/.000
Saldo inicial	63,191	60,335
Adiciones del año	14,098	7,856
Aplicaciones por anulaciones de ventas	(185)	(1,903)
Aplicaciones por transferencia de cartera	(1,259)	-
Castigos	(4,034)	(902)
Resultado por exposición a la inflación	(6,840)	(2,195)
Saldo final	64,971	63,191

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2004	2003
	S/.000	S/.000
Vigentes	135,756	121,258
Vencidas hasta 30 días	641	769
Vencidas de 31 a 90 días	4,886	835
Vencidas de 91 a 180 días	1,451	23
Vencidas mayores a 181 días	67,310	63,492
	210,044	186,377

Las cuentas por cobrar vencidas mayores a 180 días al 31 de diciembre del 2004 y del 2003, tienen una provisión para cuentas de cobranza dudosa de S/.65.0 millones y S/.63.1 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 25)	52,856	61,741
Empresas afiliadas (Nota 7)	2,544	10,228
SVC Inversiones S.A.C.	5,683	8,407
Obras de Ingeniería S.A.	2,298	-
Cuentas por cobrar al personal	2,806	3,547
Diversas	2,387	5,052
	68,574	88,975
Provisión para cuentas de cobranza dudosa	(7,904)	(5,529)
	60,670	83,446

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	5,529	528
Adiciones del año	2,499	5,001
Resultado por exposición a la inflación	(124)	-
Saldo final	7,904	5,529

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2004, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
Comerciales:					
Orvisa S.A.	21,797	13,658	(28,177)	4	7,282
Unimaq S.A.	3,972	3,936	(3,257)	(1)	4,650
Domingo Rodas S.A.	-	27	-	-	27
Motorindustria S.A.	341	1,702	(1,867)	2	178
Fiansa S.A.	1,868	925	(1,656)	1	1,138
Depósitos Efe S.A.	143	246	(301)	-	88
	28,121	20,494	(35,258)	6	13,363

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
No comerciales:					
Unimaq S.A.	3,126	2,650	(4,580)	(538)	658
Fiansa S.A.	573	1,016	(174)	(243)	1,172
Motorindustria S.A.	3,202	130	(3,186)	(146)	-
Depósitos Efe S.A.	693	373	(632)	(61)	373
Domingo Rodas S.A.	-	351	-	(10)	341
Orvisa S.A.	2,634	4,005	(5,611)	(1,028)	-
	10,228	8,525	(14,183)	(2,026)	2,544
Por pagar -					
Comerciales:					
Orvisa S.A.	1,669	1,354	(3,013)	(10)	-
Unimaq S.A.	159	2,643	(2,507)	(1)	294
Motorindustria S.A.	2,972	31,312	(31,648)	3	2,639
Fiansa S.A.	377	3,776	(3,831)	1	323
Depósitos Efe S.A.	30	791	(730)	(1)	90
	5,207	39,876	(41,729)	(8)	3,346
Por pagar -					
No comerciales:					
Orvisa S.A.	-	3,115	(1,913)	(11)	1,191

Las cuentas por pagar no comerciales se incluyen en el rubro otras cuentas por pagar del balance general.

Las principales transacciones con empresas afiliadas se resumen como sigue:

	2004 S/.000	2003 S/.000
Venta de bienes:		
Fiansa S.A.	162	30
Unimaq S.A.	2,558	1,966
Orvisa S.A.	11,225	5,703
Motorindustria S.A.	477	1,121
Venta de servicios:		
Fiansa S.A.	62	89
Unimaq S.A.	137	258
Motorindustria S.A.	539	1,015
Orvisa S.A.	44	248
Depósitos Efe S.A.	-	196
Compra de bienes:		
Unimaq S.A.	2,221	1,535
Orvisa S.A.	1,307	1,522
Fiansa	3,173	870

	2004 S/.000	2003 S/.000
Compra de servicios:		
Motorindustria S.A	26,313	21,006
Fiansa S.A.	-	1,648
Depósitos Efe S.A.	664	727
Orvisa	-	43

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Máquinas, motores y automotores	94,839	114,211
Repuestos	67,040	71,591
Servicios de taller en proceso	23,730	23,886
Existencias por recibir	32,427	13,982
	218,036	223,670
Provisión para desvalorización de existencias	(13,948)	(13,697)
	204,088	209,973

Al 31 de diciembre del 2004, ciertas máquinas, motores y automotores por US$2.1 millones, así como warrants por US$0.3 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services y de aval otorgado por un banco local por US$0.5 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	13,697	14,879
Adiciones del año	9,854	17,716
Aplicaciones por ventas	(8,776)	(14,506)
Castigos	(827)	(4,392)
Saldo final	13,948	13,697

9 INVERSIONES EN VALORES

Al 31 de diciembre del 2004 y del 2003, este rubro comprende:

	Cantidad 2004	Cantidad 2003	Participación en el capital %	Valor nominal unitario	Valores en libros 2004 S/.000	Valores en libros 2003 S/.000
Acciones comunes en empresas subsidiarias -						
Orvisa S.A.	5,750,673	5,637,915	99.90	S/.1	22,586	17,673
Motorindustria S.A.	12,292,341	12,292,341	99.98	S/.1	20,488	16,927
Domingo Rodas S.A.	9,365,206	8,927,746	100.00	S/.1	13,556	9,529
Unimaq S.A.	6,005,311	3,991,845	99.99	S/.1	9,012	7,974
Fiansa S.A. (acciones comunes)	5,080,010	5,080,010	99.00	S/.1	5,588	5,445
Heavy Machinery Services Ltd.		300,000	100.00	US$1	-	1,125
Fiansa S.A. (acciones de inversión)	1,004,965	1,004,965	93.50	S/.1	1,105	1,077
Depósitos Efe S.A.	843,082	512,843	99.87	S/.1	1,647	954
					73,982	60,704
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	11,247,007	10,684,957	13.79	S/.1	12,837	14,074
No cotizadas en bolsa:						
Otras					1,484	1,127
					14,321	15,201
Patrimonios en fideicomisos (Nota 25) -						
Inversión					985	10,953
Participación patrimonial					362	13,403
					1,347	24,356
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					3,948	6,323
					93,598	106,584

Al 31 de diciembre del 2004 y 2003, el saldo de inversiones en empresas afiliadas y relacionadas se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas de dichos años por S/.10.7 millones y S/.7.3 millones, respectivamente, que se incluyen en el rubro Diversos, neto del estado de ganancias y pérdidas (Nota 23).

En noviembre del 2004, la Compañía realizó un aporte de bienes de capital a su empresa afiliada Depósitos Efe S.A., incrementando su inversión en S/.0.3 millones, y adquirió las inversiones de Domingo Rodas S.A. de propiedad de sus empresas afiliadas Depósitos Efe S.A. y Orvisa S.A. por S/.0.2 millones y S/.3.1 millones, respectivamente; dichas adquisiciones fueron canceladas mediante la compensación de las cuentas por cobrar a dichas afiliadas (Nota 26).

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

Con fecha 7 de abril del 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por aproximadamente S/.36.4 millones equivalentes a US$10 millones. Esta transacción generó una pérdida para la Compañía de aproximadamente S/.2.5 millones equivalentes a US$0.7

millones, que incluye la eliminación de la plusvalía mercantil neta por S/.18.3 millones originada en la adquisición de la mencionada inversión, y se incluye en el rubro Diversos, neto del estado de ganancias y pérdidas (Nota 23).

Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero (Nota 17).

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2004, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	49,749	78	-	-	-	49,827
Edificios y otras construcciones	74,065	118	-	-	(587)	73,596
Instalaciones	9,761	632	-	-	(85)	10,308
Maquinaria y equipo	104,214	4,800	(3,844)	7,872	(379)	112,663
Maquinaria y equipo, flota de alquiler	108,983	14,597	-	(37,966)	-	85,614
Unidades de transporte	4,936	308	(320)	(192)	-	4,732
Unidades de transporte, flota de alquiler	8,302	156	-	(8,462)	4	-
Muebles y enseres	25,081	2,976	(67)	(18)	-	27,972
Trabajos en curso	1,840	422	-	-	-	2,262
	386,931	24,087	(4,231)	(38,766)	(1,047)	366,974
Depreciación acumulada -						
Edificios y otras construcciones	19,057	2,389	-	-	(548)	20,898
Instalaciones	6,546	893	-	-	-	7,439
Maquinaria y equipo	66,788	13,707	(2,448)	(2,986)	(2)	75,059
Maquinaria y equipo, flota de alquiler	28,211	12,020	-	(19,065)	-	21,166
Unidades de transporte	4,372	382	(234)	(173)	-	4,347
Unidades de transporte, flota de alquiler	3,276	346	-	(3,622)	-	-
Muebles y enseres	19,832	2,274	(45)	(1)	-	22,060
	148,082	32,011	(2,727)	(25,847)	(550)	150,969
Costo neto	238,849					216,005

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2004 (Nota 12) en favor de Caterpillar Financial Services por US$5.1 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.0 millones en garantía de pagarés por US$18.5 millones, otorgados por la misma institución.

Al 31 de diciembre del 2004, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.8.4 millones y S/.1.3 millones, respectivamente (S/.24.9 millones y S/.8.7 millones al 31 de diciembre del 2003, respectivamente) relacionado con contratos de arrendamiento financiero, por los que cuales se había ejercido la opción de compra en ejercicios anteriores.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Sobregiros bancarios	1,098	321
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	-	9,084
BBVA Banco Continental	-	7,267
Interbank	6,566	-
Standard Chartered	12,516	-
	19,082	16,351
Primer programa de instrumentos financieros de corto plazo	-	10,857
	20,180	27,529

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.9% y tasa Libor más 2.0% y no cuentan con garantías específicas.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, hasta fines del 2003 tenía inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2003, el saldo de las obligaciones pendientes corresponde a la Tercera Emisión, serie B por US$3 millones, el mismo que venció en enero del 2004 y devengó una tasa de interés de 3.83%. Asimismo, mediante Sesión de Directorio de fecha 21 de julio del 2003, la Compañía aprobó el Segundo Programa de Instrumentos de Corto Plazo hasta por US$30 millones, el cual fue autorizado mediante Resolución Gerencial General No.083-2003-EF/94.11 de la Comisión Nacional Supervisora de Empresas y Valores - CONASEV en octubre del 2003. Este programa se encuentra respaldado con garantía del patrimonio de la Compañía. Al 31 de diciembre del 2004, no se ha colocado instrumentos financieros correspondientes a este programa.

12 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2004 y del 2003, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% a 4.5% y a tasa de interés anual de 10.2% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 8 y 10).	Pagarés	Trimestral y semestral hasta el 2010
Bonos Ferreyros Bonos emitidos Cuarta emisión en Serie A, B y C y Primera Emisión del primer programa de bonos Corporativos Serie A y B que devengan intereses anuales de 4.5% a 7.5%, con garantía del patrimonio de la Compañía.	Bonos Corporativos	Hasta Noviembre del 2007
Instituciones financieras Pagarés a la tasa de interés efectiva semestral de Libor más 4.5% y anual de 10%	Pagarés	Mensual y semestral hasta el 2006
Caterpillar Brasil S.A. Letras por pagar a tasas de interés anual de 4.625% a 6.25% (Nota 8), con aval de banco local.	Letras	Trimestral hasta el 2005
Agco do Brasil S.A. Letras por pagar a tasas de interés anual de 4.56% a 4.56% a 6.375% (Nota 8), con aval de banco local.	Letras	Semestral hasta el 2005
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Semestral hasta el 2004

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2004 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2005	22,558	74,058
2006	23,494	77,131
2007	17,270	56,697
2008	1,437	4,718
2009	1,437	4,718
2010	11,155	36,623
	77,351	253,945

Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo del 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones. Al 31 de diciembre del 2004, se ha colocado en el mercado la Primera Emisión Series A y B por un importe total de US$15 millones.

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2004	2003
	S/.000	S/.000
Letras	73,216	153,930
Facturas	57,674	44,749
Empresas afiliadas (Nota 7)	3,346	5,207
	134,236	203,886

Al 31 de diciembre del 2004, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$22.1 millones equivalente a S/.73 millones (US$42.3 millones equivalente a S/.154 millones al 31 de diciembre del 2003) que generan intereses a tasas anuales que fluctúan entre 3.65% y 3.94%, más una comisión de 0.785%.

14 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2004 y 2003 el saldo está compuesto por:

	2004	2003
	S/.000	S/.000
Impuesto a la renta	5,634	4,789
Participación de los trabajadores	1,506	1,422
Saldo al 31 de diciembre	7,140	6,211

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 31 de diciembre del 2003 S/.000	Adiciones y reversiones del año 2004 S/.000	Acumulado al 31 de diciembre del 2004 S/.000
Provisión para desvalorización de existencias	(5,041)	(456)	(5,497)
Diferencias en tasas de depreciación	(4,355)	224	(4,131)
Otras provisiones	(3,554)	298	(3,256)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,189)	(2,593)	(3,782)
Participación patrimonial en Patrimonios fideicomisos		142	142
Provisión para vacaciones	(854)	(803)	(1,657)
Intangibles de duración limitada	84	96	180
Ganancias por ventas diferidas, neto	156	2,884	3,040
Operaciones de arrendamiento financiero	2,916	(1,202)	1,714
	(11,837)	(1,410)	(13,247)
Revaluación de terrenos	5,626	481	6,107
	(6,211)	(929)	(7,140)

	2004 S/.000	2003 S/.000
Impuesto a la renta diferido deudor al final del año	7,140	6,211
Impuesto a la renta diferido deudor al inicio del año	(6,211)	(4,136)
	929	2,075
Abono a resultados del año:		
Participación de los trabajadores	279	526
Impuesto a la renta	1,489	1,772
Ajuste	(839)	(223)
	929	2,075

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

15 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2004, el capital autorizado, suscrito y pagado asciende a S/.239,800,000, formalizado mediante escritura pública y representado por 218,000,000 acciones comunes de un

valor nominal de S/.1.10 cada una, de las cuales 86.96% pertenecen a inversionistas nacionales y 13.04% a extranjeros.

En Junta General Ordinaria de Accionistas del 24 de marzo del 2004 se aprobó aumentar el capital social en S/.10.3 millones, mediante la capitalización del ajuste por reexpresión del capital adicional, excedente de revaluación y resultados acumulados.

Al 31 de diciembre del 2004, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	745	13.66
De 1.01 al 5.00	9	25.38
De 5.01 al 10	4	26.78
De 10.01 al 100	3	34.18
	761	100.00

A la fecha, se encuentra pendiente de emisión las acciones correspondientes a la reexpresión por efectos de la inflación del 2004. De acuerdo con la legislación vigente, dicha emisión de acciones no constituye dividendos y no está afecta al impuesto a la renta.

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima beneficia por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2003, el íntegro del saldo de la cuenta fue capitalizado.

c) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas. Al 31 de diciembre del 2004 y 2003, una porción del saldo fue capitalizado por S/.659,000 y S/.1,416,000 respectivamente.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre del 2004, los resultados acumulados incluyen S/.2.8 millones que deberán ser transferidos a la Reserva legal, previa aprobación de la Junta General de Accionistas.

e) Resultados acumulados -

En Junta General de Accionistas del 24 de marzo del 2004 se aprobó la distribución de dividendos por S/.9,318,000 y la capitalización de resultados acumulados por S/.9,610,000.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

16 SITUACION TRIBUTARIA

a) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado ajustado por inflación (suspendido a partir del ejercicio 2005), mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

La materia imponible ha sido determinada como sigue:

	2004 S/.000	2003 S/.000
Utilidad antes de participación de los trabajadores e impuesto a la renta	43,697	34,927
Más (menos) partidas permanentes:		
Gastos no deducibles	10,796	14,997
Valor de participación patrimonial en subsidiarias	(12,537)	(7,857)
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(6,687)	(190)
Ganancias por ventas diferidas en años anteriores - aplicación	2,328	942
Provisión para desvalorización de existencias	1,084	(2,106)
Diferencia en tasas de depreciación	(1,723)	2,450
Provisión para vacaciones	2,291	377
Resultado por exposición a la inflación de existencias, inversiones y terrenos	6,091	(1,130)
Operaciones de arrendamiento financiero	4,196	2,564
Provisión para gastos estimados	(697)	3,542
Dividendos del patrimonio en fideicomiso percibidos en el ejercicio	2,345	-
Otras partidas	(267)	645
Materia imponible	50,917	49,161
Participación de los trabajadores (8%)	(3,772)	(3,641)
Base para renta tributaria	47,145	45,520
Impuesto a la renta	14,144	12,290

b) El gasto (ingreso) por impuesto a la renta comprende:

	2004 S/.000	2003 S/.000
Impuesto a la renta corriente	14,144	12,290
Impuesto a la renta diferido (Nota 14)	(1,489)	(1,772)
	12,655	10,518

El impuesto a la renta sobre la utilidad antes de impuestos difiere del monto teórico que hubiera resultado de aplicar la tasa del impuesto a los ingresos de la Compañía, como sigue:

	2004 S/.000	2003 S/.000
Utilidad antes de impuestos	43,697	34,927
Impuesto calculado aplicando la tasa de 30% y 27%	13,109	9,431
Gastos no deducibles	3,239	4,049
Ingresos no gravados	(3,761)	(2,121)
Participación de los trabajadores	(1,132)	(841)
Otros	1,200	-
Impuesto a la renta del año	12,655	10,518

c) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el Impuesto a la Renta determinado por la Compañía en los cuatro últimos años, contados a partir del 1 de enero del año siguiente al de la presentación de la declaración jurada del impuesto correspondiente (años sujetos a fiscalización). Los años 2000 al 2004 están sujetos a fiscalización. Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia y estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

d) De acuerdo con la legislación vigente, hasta el ejercicio gravable 2003, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

Modificaciones a la Ley del Impuesto a la Renta, aplicables a partir del ejercicio gravable 2004, establecen que el sustento documentario de los precios de transferencia por aquellas transacciones entre empresas vinculadas será requerido, entre otros casos, cuando se trate de

operaciones internacionales u operaciones nacionales en las que una de las partes esté inafecta al impuesto, haya suscrito convenios de estabilidad jurídica o haya declarado pérdidas tributarias en los últimos seis años. Adicionalmente, se requerirá dicho sustento documentario cuando producto de la transacción entre empresas vinculadas se origine un menor pago del impuesto en el país.

e) A partir del año 2003, las empresas debían efectuar anticipos adicionales del Impuesto a la Renta, el cual se calculaba en función de una tasa progresiva que alcanzaba hasta el 1.5% del total de los activos netos ajustados por inflación al cierre del ejercicio anterior. El 13 de noviembre del 2004 se publicó una sentencia del Tribunal Constitucional, disponiéndose su inaplicabilidad desde su creación.

   El crédito pendiente por ser aplicado es considerado como un pago realizado indebidamente, y por tanto, se solicitará su devolución y/o compensación de acuerdo con las disposiciones del Código Tributario.

f) Impuesto Temporal a los Activos Netos -

   A partir del 1 de enero de 2005, será de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta.

   La base imponible del Impuesto está constituida por el valor de los activos netos consignados en el balance general, ajustado según el Decreto Legislativo No.797, al 31 de diciembre del ejercicio anterior al que corresponda el pago, deducidas las depreciaciones y amortizaciones.

   El valor del activo neto obtenido en dicho balance será actualizado de acuerdo a la variación del IPM, experimentada en el período comprendido entre el 31 de diciembre del ejercicio anterior al que corresponda el pago y el 31 de marzo del ejercicio en el que corresponde efectuar el pago.

   La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

   El monto efectivamente pagado podrá utilizarse como crédito de la siguiente forma:

   i) Contra los pagos a cuenta del Régimen General del Impuesto a la Renta, de los períodos tributarios de marzo a diciembre del ejercicio gravable por el cual se pagó el impuesto temporal, hasta la fecha de vencimiento de cada uno de los pagos a cuenta.

   ii) Contra el pago de regularización del Impuesto a la renta del ejercicio gravable correspondiente.

   Se podrá solicitar la devolución del impuesto sólo en el caso que se sustente haber incurrido en pérdidas tributarias o se haya determinado un menor pago del Impuesto a la Renta sobre la base de las normas del régimen general.

17 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2004, la Compañía tiene las siguientes contingencias:

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del impuesto de la renta del año 2000. La Compañía ha presentado un recurso de apelación que se encuentra pendiente de resolución por el Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.0 millones, incluido multas e intereses, sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) Al 31 de diciembre del 2004, la Compañía mantiene en proceso de reclamación, juicios por US$2.0 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre del 2004:

a) Avales por US$5.0 millones y US$4.1 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.3 millones que garantizan transacciones diversas.

c) En adición, como resultado de la venta de acciones de Matreq Ferreyros S.A., en caso de incumplimiento de la cláusula de garantía, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones (Nota 9).

18 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2004 S/.000	2003 S/.000
Inventario inicial de existencias	209,688	243,124
Compra de mercadería	507,293	424,729
Mano de obra y gastos de taller	61,482	60,383
Gastos de operación de flota de alquiler	20,756	18,601
Otros	35,040	16,227
Inventario final de existencias	(185,609)	(209,688)
	648,650	553,376

19 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2004 S/.000	2003 S/.000
Cargas de personal	32,975	27,899
Servicios prestados por terceros	15,316	16,703
Tributos	959	1,546
Cargas diversas de gestión	4,499	4,365
Depreciación y amortización	5,643	5,143
Provisiones del ejercicio	1,164	1,091
	60,556	56,747

20 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Cargas de personal	32,556	24,238
Servicios prestados por terceros	17,302	14,869
Tributos	1,025	1,168
Cargas diversas de gestión	14,050	9,358
Depreciación	14,090	15,483
Provisiones del ejercicio	12,624	7,139
	91,647	72,255

21 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Intereses por ventas a plazos	7,949	4,454
Descuentos por pronto pago	7,592	5,214
Participación patrimonial en patrimonios en fideicomiso	794	2,898
Intereses moratorios	1,603	2,413
Intereses por depósitos bancarios	165	343
Dividendos recibidos	1,009	198
Otros ingresos financieros	574	437
	19,686	15,957

22 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Intereses por préstamos bancarios	9,784	11,006
Intereses por bonos corporativos	8,178	7,360
Intereses por financiamiento de proveedores del exterior	4,655	7,485
Transferencia fiduciaria de cuentas por cobrar	2,188	6,370
Impuesto a las transacciones financieras	2,598	-
Otros gastos financieros	608	871
	28,011	33,092

23 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Participación patrimonial en subsidiarias	10,676	7,349
Ingresos por resolución de contrato	3,270	5,478
Ingresos por alquiler de inmuebles	792	905
Recuperación de impuestos asumido inicialmente por la Compañía y reembolsados por un proveedor	-	1,740
Provisión para desvalorización de existencias	(9,854)	(17,716)
Pérdida en venta de subsidiaria	(38)	(2,472)
Penalidades asumidas	(179)	(892)
Aplicación de saldos acreedores de clientes	1,073	-
Reversión provisión descuentos de clientes	1,416	-
Otros	1,005	472
	8,161	(5,136)

24 UTILIDAD BASICA POR ACCION

La utilidad básica por acción por cada acción común ha sido determinada de la siguiente manera:

		2004	2003
Utilidad atribuible	S/.000	27,549	21,294
Promedio ponderado de acciones comunes en circulación		218,000,000	218,000,000
Utilidad básica por acción	S/.	0.126	0.098

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

25 OPERACIONES DE TITULIZACION

Al 31 de diciembre del 2004, la Compañía mantiene vigente un Contrato Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), Patrimonio en Fideicomiso D. Leg. No.861, Título XI, Ferreyros-PFF, 1998-01, por el cual la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización).

Patrimonio en Fideicomiso - D. Leg. No.861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2004 asciende a US$160.8 millones (US$171.8 millones en el año 2003), de las cuales al 31 de diciembre del 2004 se mantiene un saldo de US$16.1 millones (US$17.1 millones en el 2003). Estas cuentas respaldan los bonos de titulización emitidos por este Patrimonio el 11 de setiembre del 2001, por US$4 millones, los que serán redimidos a su vencimiento en el año 2005. En adición, las cuentas por cobrar transferidas respaldarán las futuras emisiones de bonos que se pudieran realizar sobre la base de los activos del patrimonio, por lo cual las transferencias de cuentas por cobrar son efectuadas en forma permanente.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

Con fecha 16 de diciembre del 2004, se declaró la extinción del Patrimonio en Fideicomiso D. Leg. No. 861 Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2004 y 2003 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		**Patrimonio II**		**Total**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	US$M	**US$M**	**US$M**	**US$M**	**US$M**	**US$M**
Saldo al 1 de enero	(0.1)	0.2	17.1	6.3	17.0	6.5
Transferencias del año	3.3	8.6	160.8	171.8	164.1	180.4
Transferencias para pago de obligaciones	12.2	12.6	-	15.0	12.2	27.6
Cartera recomprada	(8.0)	-	-	-	(8.0)	-
Cobranzas del año	(7.4)	(21.5)	(161.8)	(176.0)	(169.2)	(197.5)
Saldo al 31 de diciembre	-	(0.1)	16.1	17.1	16.1	17.0
Equivalente en millones de nuevos soles	-	(0.4)	52.9	62.1	52.9	61.7

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2004 y 2003, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 9) se resume como sigue:

	Inversión		**Participación patrimonial**		**Total**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	S/.000	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Patrimonio IV - Certificados de participación	-	9,827	-	12,973	-	22,800
Patrimonio II - Cuenta de reserva	985	1,126	362	430	1,347	1,556
	985	10,953	362	13,403	1,347	24,356

Al 31 de diciembre del 2004 y 2003, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.0.8 millones y S/.2.9 millones, respectivamente, al rubro Ingresos financieros, del estado de ganancias y pérdidas.

26 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2004 S/.000	2003 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	36,935	39,878
Transferencias de inmuebles, maquinaria y equipo a existencias	50,312	30,657
Venta de acciones de Heavy Machinery Services Limited, compensado con cuentas por pagar	998	-
Adquisición de acciones de Domingo Rodas S.A compensado con cuentas por cobrar	3,302	-
Aporte de capital en instalaciones en afiliada Depósitos EFE S.A.	335	335

27 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio: Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol.

Riesgo de tasa de interés: Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo a las condiciones de mercado.

Riesgo de crédito: La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez: La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.